UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Explanatory Note

All figures presented throughout this document are expressed in Argentine pesos (AR$) and all financial information has been prepared in accordance with the valuation and disclosure criteria set forth by the Argentine Central Bank, which differ in certain material aspects from IFRS as issued by the IASB.

For the Grupo Supervielle 20-F filed with the SEC on May 10, 2019 financial statements should be prepared in accordance with IFRS, as issued by the IASB, or in accordance with US GAAP or provide a reconciliation with US GAAP. As the Argentine Central Bank is in a convergence plan towards the application of IFRS for entities under its supervision, Grupo Supervielle S.A. prepared its financial statements included in its SEC annual report in accordance with IFRS, as issued by the IASB.

The abovementioned convergence plan, effective for fiscal years beginning on or after January 1, 2018, has two exceptions to the application of IFRS: (i) item 5.5 (Impairment) of IFRS 9 “Financial Instruments”, and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”, both of which were waived until January 1, 2020, at which time entities will be required to apply the provisions of IFRS in full.

GRUPO SUPERVIELLE S.A.

Item

1.	Financial Statements for the nine month period ended on September 30, 2019, presented on comparative basis.

Unaudited Consolidated Condensed Interim Financial Statements

For the nine month period ended on

September 30, 2019, presented on comparative basis

Unaudited Consolidated Condensed Interim Financial Statements

For the nine months period ended on

September 30, 2019, presented on comparative basis

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.

Financial year:	N° 41 started on January 1, 2019

Legal Address:	Bartolomé Mitre 434, piso 5 Ciudad Autónoma de Buenos Aires

Core Business:

Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.

Registration Number at the IGP:	212,617

Date of Registration at IGP:	October 15, 1980

Amendment of by-laws (last):	April 24, 2018 (Registration in progress)

Expiration date of the Company’s By-Laws:	October 15, 2079

Corporations Article 33 Companies general Law	Note 9 to Separate Condensed Interim Financial Statements

Composition of Capital Stock as of September 30, 2019

(Note 10 as per Separate Financial Statements)

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $
61,738,188	A: Non endorsable, common shares of a nominal value	1	5	61,738	61,738
394,984,134	B: Non endorsable, common shares of a nominal value	1	1	394,984	394,984
456,722,322				456,722	456,722

GRUPO SUPERVIELLE S.A.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of September 30, 2019 and December 31, 2018

(Expressed in thousands of pesos)

	Notes and Schedules	09/30/2019	12/31/2018
ASSETS
Cash and due from banks	1.6 and 3	18,857,365	33,687,553
Cash		5,836,285	4,789,701
Financial institutions and correspondents		13,012,647	28,887,453
Argentine Central Bank		11,648,235	27,388,784
Other local and foreign financial institutions		1,364,412	1,498,669
Others		8,433	10,399
Debt Securities at fair value through profit or loss	1.6, 3 and A	31,554,997	15,112,115
Derivatives	3	210,202	15,924
Repo transactions	3	3,996,513	—
Other financial assets	1.6 and 3	1,701,163	1,715,534
Loans and other financing	3 and B	84,919,410	78,791,903
To the non-financial public sector		29,554	32,802
To the financial sector		513,985	398,551
To the Non-Financial Private Sector and Foreign residents		84,375,871	78,360,550
Other debt securities	3 and A	3,829,464	4,311,095
Financial assets in guarantee	3	3,773,738	2,007,217
Investments in equity instruments	3 and A	8,751	10,404
Property, plant and equipment	5	2,299,985	1,777,403
Investment properties	6	580,438	412,822
Intangible assets	7	2,083,337	1,961,817
Deferred income tax assets		1,574,398	519,231
Other non-financial assets		4,392,726	728,068
Inventories		30,519	61,655
Non-current assets held for sale		2,800	2,800
TOTAL ASSETS		159,815,806	141,115,541

The accompanying notes and schedules are an integral part of the Unaudited Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of September 30, 2019 and December 31, 2018

(Expressed in thousands of pesos)

	Notes and Schedules	09/30/2019	12/31/2018
LIABILITIES
Deposits	3 and H	102,060,282	94,906,014
Non-financial public sector		7,603,191	11,105,477
Financial sector		27,069	25,236
Non-financial private sector and foreign residents		94,430,022	83,775,301
Liabilities at fair value through profit or loss	3	—	268,086
Derivatives	3	—	94,222
Repo transactions	3	318,280	—
Other financial liabilities	3	7,343,911	4,268,401
Financing received from the Argentine Central Bank and other financial institutions	3	10,193,494	8,033,222
Unsubordinated negotiable Obligations	3 and 13.4	10,172,072	9,307,171
Current income tax liabilities		209,113	192,999
Subordinated negotiable obligations	3 and 13.4	2,098,617	1,383,817
Provisions		154,754	86,915
Deferred income tax liabilities		17,696	172
Other non-financial liabilities		7,120,439	5,404,345
TOTAL LIABILITIES		139,688,658	123,945,364

SHAREHOLDERS’ EQUITY
Capital stock		456,722	456,722
Paid in capital		8,997,297	8,996,882
Reserves		6,800,154	5,447,192
Retained earnings		—	(911,607)
Other comprehensive income		1,063,835	598,797
Net income for the period/year		2,791,702	2,567,569
Shareholders’ Equity attributable to owners of the parent company		20,109,710	17,155,555
Shareholders’ Equity attributable to non-controlling interests		17,438	14,622
TOTAL SHAREHOLDERS’ EQUITY		20,127,148	17,170,177
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		159,815,806	141,115,541

The accompanying notes and schedules are an integral part of the Unaudited Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the nine and three months period ended on September 30, 2019 and 2018

(Expressed in thousands of pesos)

	Notes and Schedules	Accumulated at		For the three months period ended on
		09/30/2019	09/30/2018	09/30/2019	09/30/2018
Interest income	9.1	25,720,220	17,021,688	9,236,248	6,835,949
Interest expenses	9.2	(21,607,504)	(8,582,470)	(7,712,490)	(4,113,071)
Net interest income		4,112,716	8,439,218	1,523,758	2,722,878
Service fee income	9.4	5,117,891	3,734,170	1,890,270	1,305,566
Service fee expenses	9.5	(1,299,911)	(817,759)	(541,793)	(292,180)
Income from insurance activities	11	679,261	477,125	258,139	183,096
Net Service Fee Income		4,497,241	3,393,536	1,606,616	1,196,482
Subtotal		8,609,957	11,832,754	3,130,374	3,919,360
Net income from financial instruments (NIFFI) at fair value through profit or loss	9.3	13,865,325	2,884,654	4,358,729	2,737,411
Exchange rate difference on gold and foreign currency		(661,955)	300,945	(604,371)	(1,074,050)
NIFFI And Exchange Rate Differences		13,203,370	3,185,599	3,754,358	1,663,361
Subtotal		21,813,327	15,018,353	6,884,732	5,582,721
Other operating income	9.6	1,776,816	1,312,916	722,889	566,556
Loan loss provisions		(5,111,125)	(2,837,880)	(2,007,369)	(1,122,525)
Net operating income		18,479,018	13,493,389	5,600,252	5,026,752
Personnel expenses	9.7	(7,885,961)	(4,971,200)	(2,692,275)	(1,865,677)
Administration expenses	9.8	(4,372,979)	(3,281,377)	(1,573,131)	(1,179,568)
Depreciations and impairment of non-financial assets	9.9	(640,412)	(232,584)	(231,196)	(87,834)
Other operating expenses	9.10	(3,381,455)	(2,504,195)	(1,220,195)	(866,109)
Operating income		2,198,211	2,504,033	(116,545)	1,027,564
Income before taxes from continuing operations		2,198,211	2,504,033	(116,545)	1,027,564
Income tax		(595,844)	594,171	(417,842)	155,942
Net income for the period		2,794,055	1,909,862	301,297	871,622
Net income for the period attributable to owners of the parent company		2,791,702	1,860,737	301,045	867,388
Net income for the period attributable to non-controlling interests		2,353	49,125	252	4,234

The accompanying notes and schedules are an integral part of the Unaudited Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the nine and three months period ended on September 30, 2019 and 2018

(Expressed in thousands of pesos)

	Accumulated at		For the three months period ended on
	09/30/2019	09/30/2018	09/30/2019	09/30/2018

NUMERATOR
Net income for the period attributable to owners of the parent company	2,791,702	1,860,737	301,045	867,388
PLUS: Diluting events inherent to potential ordinary shares	—	—	—	—
Net income attributable to owners of the parent company adjusted by dilution	2,791,702	1,860,737	301,045	867,388

DENOMINATOR

Weighted average of ordinary shares	456,722	456,722	456,722	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	—	—	—	—
Weighted average of number of ordinary shares issued of the period adjusted by dilution effect	456,722	456,722	456,722	456,722

Basic Income per share	6.11	4.07	0.66	1.90
Diluted Income per share	6.11	4.07	0.66	1.90

The accompanying notes and schedules are an integral part of the Unaudited Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME

For the nine and three months period ended on September 30, 2019 and 2018

(Expressed in thousands of pesos)

	Accumulated at		For the three months period ended on
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Net income for the period	2,794,055	1,909,862	301,297	871,622

Components of Other Comprehensive Income not to be reclassified to profit or loss
Revaluation surplus of property, plant and equipment	593,778	282,053	548,075	(352)
Income tax	(128,631)	(70,513)	(117,205)	88
Net revaluation surplus of property, plant and equipment	465,147	211,540	430,870	(264)
Income for the period from equity instrument at fair value through other comprehensive income	(125)	381	(125)	—
Income tax	(38)	(114)	(38)	—
Net income from equity instrument at fair value through changes in other comprehensive income	(163)	267	(163)	—
Total Other Comprehensive Income not to be reclassified to profit or loss	464,984	211,807	430,707	(264)
Components of Other Comprehensive Loss to be reclassified to profit or loss
Loss for the period from financial instrument at fair value through other comprehensive income	533	12,046	927	(4,851)
Income tax	(84)	10,317	(193)	12,257
Net income from financial instrument at fair value through changes in other comprehensive income	449	22,363	734	7,406
Total Other Comprehensive Loss to be reclassified to profit or loss	449	22,363	734	7,406
Total Other Comprehensive Income	465,433	234,170	431,441	7,142
Other comprehensive income attributable to owners of the parent company	465,038	233,936	431,046	7,136
Other comprehensive income attributable to non-controlling interests	395	234	395	6
Total Comprehensive Income	3,259,488	2,144,032	732,738	878,764
Total comprehensive income attributable to owners of the parent company	3,256,740	2,094,673	732,091	874,524
Total comprehensive income attributable to non-controlling interests	2,748	49,359	647	4,240

The accompanying notes and schedules are an integral part of the Unaudited Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the nine month period ended on September 30, 2019 and 2018

(Expressed in thousands of pesos)

						Other comprehensive income
Items	Capital stock	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total Shareholders´ equity
Balance at December 31, 2018	456,722	8,996,882	91,344	5,355,848	1,655,962	582,380	16,417	17,155,555	14,622	17,170,177
Paid in capital in subsidiaries	—	415		—	—	—	—	415	68	483
Distribution of retained earnings by the shareholders’ meeting on April 26, 2019:
- Other reserves (Note 11)	—	—	—	1,352,962	(1,352,962)	—	—	—	—	—
- Dividend distribution (Note 11)	—	—	—	—	(303,000)	—	—	(303,000)	—	(303,000)
Net Income for the period	—	—	—	—	2,791,702	—	—	2,791,702	2,353	2,794,055
Other comprehensive income for the period	—	—	—	—	—	464,752	286	465,038	395	465,433
Balance at September 30, 2019	456,722	8,997,297	91,344	6,708,810	2,791,702	1,047,132	16,703	20,109,710	17,438	20,127,148

The accompanying notes and schedules are an integral part of the Unaudited Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the nine month period ended on September 30, 2019 and 2018

(Expressed in thousands of pesos)

						Other comprehensive income
Items	Capital stock	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non- controlling interest	Total Shareholders´ equity
Balance at December 31, 2017	456,722	8,997,178	72,755	3,181,084	1,525,452	131,040	5,344	14,369,575	150,593	14,520,168
Other movements	—	—	—	—	—	—	—	—	(164,109)	(164,109)
Distribution of retained earnings by the shareholders’ meeting on April 24, 2018:
- Other reserves	—	—	18,589	2,174,764	(2,193,353)	—	—	—	—	—
- Dividend distribution	—	—	—	—	(243,706)	—	—	(243,706)	—	(243,706)
Purchase of subsidiaries ‘shares	—	(591)	—	—	—	—	—	(591)	(110)	(701)
Net Income for the year	—	—	—	—	1,860,737	—	—	1,860,737	49,125	1,909,862
Other comprehensive income for the year	—	—	—	—	—	211,328	22,608	233,936	234	234,170
Balance at September 30, 2018	456,722	8,996,587	91,344	5,355,848	949,130	342,368	27,952	16,219,951	35,733	16,255,684

The accompanying notes and schedules are an integral part of the Unaudited Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the nine month period ended on September 30, 2019 and 2018

(Expressed in thousands of pesos)

	09/30/2019	09/30/2018
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the period before Income Tax	2,198,211	2,504,033

Adjustments to obtain flows from operating activities:
Depreciation and impairment of non-financial assets	640,412	232,584
Loan loss provisions	5,111,125	2,837,880
Other adjustments
-Exchange rate difference on gold and foreign currency	661,955	(300,945)
- Interests from loans and other financing	(25,720,220)	(17,021,688)
- Interests from deposits and financing	21,607,504	8,582,470
- Net income from financial instruments at fair value through profit or loss	(13,865,325)	(2,884,654)
- Fair value measurement of investment properties	(150,610)	(97,402)
- Interest on liabilities for financial leases	112,600	—
- Allowances reversed	(289,151)	(206,028)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	16,331,499	3,317,521
Derivatives	(194,278)	(169,722)
Repo transactions	(3,996,513)	3,238,084
Loans and other financing
To the non-financial public sector	3,248	(2,968)
To the other financial entities	(115,434)	(84,561)
To the non-financial sector and foreign residents	12,107,283	(7,332,958)
Other debt securities	481,631	(5,488,897)
Financial assets in guarantee	(1,766,521)	(1,365,163)
Investments in equity instruments	1,653	37,541
Other assets	(1,490,666)	(771,785)

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	(3,502,286)	5,819,300
Financial sector	1,833	5,766
Private non-financial sector and foreign residents	(10,952,783)	26,369,240
Liabilities at fair value through profit or loss	(268,086)	—
Derivatives	(94,222)	328,076
Repo operations	318,280	—
Other liabilities	5,381,090	1,973,273
Income Tax paid	(554,400)	(1,243,254)

Total operating activities (A)	1,997,829	18,275,743

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assets and other assets	(481,828)	(1,944,200)
Purchase of liabilities and equity instruments issued by other entities	—	(163,375)
Purchase of investments in subsidiaries	(183,971)	(18,306)

The accompanying notes and schedules are an integral part of the Unaudited Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the nine month period ended on September 30, 2019 and 2018

(Expressed in thousands of pesos)

	09/30/2019	09/30/2018
CASH FLOW FROM INVESTING ACTIVITIES

Collections:
Purchase of PPE, intangible assets and other assets	85,004	110,849

Total investing activities (B)	(580,795)	(2,015,032)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Changes in investments in subsidiaries that do not result in control loss	483	(701)
Intereses sobre pasivos por arrendamientos financieros	(687,056)	—
Financing received from Argentine Financial Institutions	(67,322,335)	(40,400,607)
Unsubordinated negotiable obligations	(3,349,950)	(980,763)
Subordinated negotiable obligations	(26,150)	—
Dividends	(303,000)	(243,706)

Collections:
Financing received from Argentine Financial Institutions	69,482,607	47,388,591
Unsubordinated negotiable obligations	4,214,851	2,438,408
Subordinated negotiable obligations	—	804,373

Total Financing activities (C)	2,009,450	9,005,595

EFFECT OF CHANGES IN THE EXCHANGE RATE (D)	669,962	300,944

NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)	4,096,446	25,567,250
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR (NOTE 1.6)	46,976,558	21,425,367
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD (NOTE 1.6)	51,073,004	46,992,617

(*) In the items “Loans and other financing - non-financial sector and foreign residents”, “Other Assets” and “Other liabilities” 2,775,642 and 977,730 corresponding to non-monetary transactions were eliminated.

The accompanying notes and schedules are an integral part of the Unaudited Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

1.              BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is investment in other companies, Its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The unaudited consolidated condensed interim financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., Cordial Compañía Financiera S.A., Sofital S.A. F. e I.I., Tarjeta Automática  S.A., Supervielle Asset Management S.A., Espacio Cordial Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., InvertirOnline,Com Argentina S.A.U., Micro Lending S.A.U. and Supervielle Broker de Seguros S.A. and Bolsillo Digital S.A.U.

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial entity included in Law No. 21.526 of Financial Institutions and subject to BCRA regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These consolidated financial statements have been approved by the Board of Directors of the Company at its meeting held on November 7, 2019.

1.1.                            Adoption of IFRS

The Central Bank of the Argentine Republic (BCRA), through Communications “A” 5541 and amendments, established the convergence plan towards the International Financial Reporting Standards (IFRS) issued by the International Financial Reporting Standards Board (IASB, for its acronym in English) and the interpretations issued by the Committee on Interpretations of International Financial Reporting Standards (IFRIC), for the entities under its supervision, for the periods beginning on or after January 1, 2018, with the exception of the application of point 5.5 “Impairment” of IFRS 9 “Financial Instruments” and of IAS 29 “Financial Information in Hyperinflationary Economies”.

(a) Impairment of financial assets

Through Communication “A” 6430, the B.C.R.A. established that the Financial Entities should begin to apply the provisions regarding the impairment of financial assets contained in point 5.5 of IFRS 9, beginning with the years beginning on January 1, 2020.

For this purpose, IFRS 9 provides for a model of expected credit losses, by which financial assets are classified into three stages of impairment, based on changes in credit quality since their initial recognition, which dictate how an entity measures losses due to impairment, impairment and applies the effective interest method.

Should the impairment model contemplated in point 5.5 of IFRS 9 be applied, the Entity’s equity and results would differ significantly from the balances currently reported.

In accordance with Communication “A” 6114, for the recognition of credit losses in these financial statements, the Bank has applied the “Minimum allowances for uncollectibility risk” rule set forth in the Liquidity and Solvency rules (LISOL 1) of the BCRA.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

(b) Restatement for inflation of the financial statements

IAS 29 “Financial information in hyperinflationary economies” requires that the financial statements of an entity, whose functional currency is that of a high inflation economy, be expressed in terms of the current unit of measurement as of the closing date of the financial year that is reported, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items. These requirements also include the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered among which is a cumulative rate of inflation in three years that approximates or exceeds The 100%. It is for this reason that, according to IAS 29, the Argentine economy must be considered as high inflation starting on July 1, 2018.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, will not be restated. The remaining non-monetary assets and liabilities will be restated by a general price index. The loss or gain from the net monetary position will be included in the net result of the reporting period, revealing this information in a separate line item.

Through Communication “A” 6651, the B.C.R.A. established that the Financial Institutions should begin to apply the provisions on restatement for inflation of the financial statements as of the years beginning on January 1, 2020. Therefore, IAS 29 has not been applied in these unaudited consolidated condensed financial statements.

The application of IAS 29 “Financial information in hyperinflationary economies” has general effects in these unaudited separate condensed financial statements affecting balances significantly, increasing the Group’s equity and its comprehensive income as of September 30, 2019 approximately to 22,252 and (1,442) millions, respectively.

1.2.                            Basis of preparation

These unaudited consolidated condensed interim financial statements have been prepared in accordance with the Accounting Framework established by the B.C.R.A. described in Note 1.1., and in accordance with the provisions of IAS 34 “Intermediate Financial Information”. These unaudited consolidated condensed interim financial statements do not include all the information that is required for a set of annual complete financial statements and, consequently, their reading is recommended together with the annual financial statements as of December 31, 2018.

(a)              Going concern

As of the date of these unaudited consolidated condensed interim financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

(b)              Measuring unit

The Entity’s unaudited consolidated condensed interim financial statements recognize the changes in the purchasing power of the currency until February 28, 2003, after adjusting for inflation, as of that date, as required by the Communication “ A “3921 B.C.R.A., taking considerations on Note 1.1.(b).

(c)               New accounting standards, amendments and interpretations issued by the IASB that have been adopted by the Group

The Group has applied the following standard for the first time as of January 1, 2019:

IFRS 16 “Leases”: In January 2016, the IASB issued IFRS 16 “Leases”, which establishes the new lease transaction registration model. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. IFRS 16 requires the lessee to recognize the lease liability that reflects future lease payments and a right to use assets, for almost all lease agreements, with the exception of certain short-term leases and leases of asset Low value. The accounts of the lessors are maintained as indicated in IAS 17; however, it is expected that the new accounting model for lessees

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

will impact the negotiations between landlords and tenants. Through the Com, “A” 6560 the B.C.R.A. introduced changes to the chart of accounts and information regimes as a consequence of the entry into force of said IFRS as of January 1, 2019.

The impact of the adoption of IFRS 16 is detailed in Note 8 to these unaudited consolidated condensed interim financial statements.

(d)              New accounting standards and amendments issued by the IASB that have not been adopted by the Group

As new IFRSs are approved, modifications or derogation from those in force and, once these changes are adopted through Circulars of Adoption of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the B.C.R.A., it will be issued about its approval for financial entities. In general, the early application of any IFRS will not be accepted, unless it is specifically defined at the time it is adopted.

The new published standards, modifications and interpretations are listed below, which still have not entered into force for financial years starting as of January 1, 2019, and have not been adopted in advance:

IFRS 17 “Insurance contracts”: In May 18, 2017, the IASB issued IFRS 17 “Insurance contracts” as replacement for IFRS 4. It requires a current measurement model where estimates are re-measured each reporting period. Contracts are measured using the building blocks of discounted probability-weighted cash flows, an explicit risk adjustment, and a contractual service margin representing the unearned profit of the contract which is recognized as revenue over the coverage period. This standard is effective for fiscal years beginning on or after January 1, 2021. The Group is evaluating the impact of the adoption of this new standard.

There are no other IFRS or IFRIC interpretations not yet effective and which are expected to have a significant impact on the Group.

1.3.                            Critical accounting policies and estimates

The accounting policies are consistent with those used in the financial statements as of December 31, 2018, except for the modification to the accounting policy for leases described in Note 1.2. (c).

The preparation of financial statements requires the Entity to make estimates and evaluations that affect the amount of the assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the year. In this sense, estimates are made to calculate, for example, provisions for uncollectible, useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the charge for income tax, some labor positions and the contingency, labor, civil and commercial lawsuits. Actual future results may differ from the estimates and evaluations made at the date of preparation of these unaudited consolidated condensed interim financial statements.

1.4.                            Consolidation

The following chart provides the subsidiaries which are object to consolidation:

				Percentage of Participation
				09/30/2019			12/31/2018
Company	Condition	Legal Adress	Principal Activity	Direct	Direct and Indirect		Direct	Direct and Indirect
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97.10%	99.90	% (1)	97.03%	99.89	% (1)
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5.00%	99.90%		5.00%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card	87.50%	99.99%		87.50%	99.99%
Supervielle Asset Management S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Mutual Fund	95.00%	100.00%		95.00%	100.00%

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

				Percentage of Participation
				09/30/2019		12/31/2018
Company	Condition	Legal Adress	Principal Activity	Direct	Direct and Indirect	Direct	Direct and Indirect
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434. C.A.B.A., Argentina	Real State	96.80%	100.00%	96.80%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719/731. 1° Piso. Ciudad de Mendoza. Argentina	Retail Services	95.00%	100.00%	95.00%	100.00%
Supervielle Seguros S.A.	Controlled	Reconquista 320. 1° Piso. C.A.B.A., Argentina	Insurance	95.00%	100.00%	95.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434. C.A.B.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	San Martin 323. 11° Piso. C.A.B.A., Argentina	Financial Broker	100.00%	100.00%	100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Controlled	San Martin 323. 11° Piso. C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
Supervielle Broker de Seguros S.A.	Controlled	Reconquista 320. 1° Piso. C.A.B.A., Argentina	Insurance Broker	95.00%	100.00%	—	—
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Computer Services	100.00%	100.00%	—	—

(1)         Grupo Supervielle S,A,’s direct and indirect interest in Banco Supervielle S,A votes amounts to 99,87% as of 09/30/19 and 12/31/2018,

(2)         All the subsidiaries carry out their activities in Argentina, the local and functional currency being Argentine pesos,

1.5.                            Consolidated Structured Entities

Regarding the financial statements as of December 31, 2018 the following consolidated structured entities have been consolidated as of the date of these unaudited consolidated condensed interim financial statements:

	Financial		Due of principal	Securitized	Issued Securities
Issuers	Trust	Set-up on	obligation	Amount	Type	Amount	Type	Amount
Banco Supervielle S.A.	Serie 97	03/27/2018	03/20/2020	$750,000	VDF TV A	VN$712,500	CP	VN$37,500
Cordial Compañía Financiera S.A.	20	04/08/2019	01/15/2022	$600,000	VDF	VN$480,000	CP	VN$120,000
Cordial Compañía Financiera S.A.	21	06/24/2019	06/15/2022	$1,000,000	VDF	VN$220,000	CP	VN$780,000
Micro Lending S.A.U.	III	06/08/2011	10/12/2016	$39,779	VDF TV A VDF B	VN$31,823 VN $6,364	CP	VN$1,592
Micro Lending S.A.U.	IV	09/01/2011	06/29/2017	$40,652	VDF TV A VDF B	VN$32,522 VN $6,504	CP	VN$1,626
Micro Lending S.A.U.	XV	10/27/2016	01/15/2022	$79,342	VDF TV A VDF B	VN $67,758 VN $8,093	CP	VN$3,491
Micro Lending S.A.U.	XVII	08/23/2017	07/22/2022	$129,952	VDF TV A VDF TV B	VN $97,464 VN $7,940	CP	VN$24,548
Micro Lending S.A.U.	XVIII	12/01/2017	10/15/2022	$119,335	VDF TV A VDF TV B	VN $89,501 VN $7,291	CP	VN$22,543

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

The Group controls a structured entity when it is exposed to, or holds the right to, variable returns and has the capacity to allocate returns through its power to run the activities of the entity, Structured entities are consolidated as from the date on which the control is transferred to the Group. The consolidation of such entities is ceased on the date on which such control is terminated.

As for financial trusts, the Company has evaluated the following:

• The purpose and design of the trust

• Identification of relevant activities

• Decision-making process on these activities

• If the rights that the Group owns allow it to direct the relevant activities of the trust

• If the Group is exposed, or is entitled to the variable results from its participation in said trust

• If the Group has the capacity to affect said results through its power over the trust

In accordance with the aforementioned, the Group has decided that it holds control on such financial trusts and, therefore, such structured entities have been consolidated.

The following chart details the assets and liabilities of Structured Entities that have been consolidated by the Group as of September 30, 2019:

09/30/2019
Assets
Loans	1,389,857
Financial assets	173,815
Other assets	2,256
Total Assets	1,565,928
Liabilities
Financial liabilities	1,014,443
Other liabilities	11,696
Total Liabilities	1,026,139

1.6.                            Cash and due from banks

Cash and due from Banks item includes available cash and available deposits in Banks.

Assets recorded in cash and due from Banks are recorded at amortized cost which is close to its fair value.

Cash equivalents are made up by highly liquid short-term securities with three-month or shorter initial maturities, with fair value rating.

Item	09/30/2019	12/31/2018	09/30/2018	12/31/2017
Cash and due from banks	18,857,365	33,687,553	33,822,151	11,097,803
Debt securities at fair value through profit or loss	31,542,129	12,633,443	12,463,421	9,646,700
Money Market Funds	673,510	655,562	707,045	680,864
Cash and cash equivalents	51,073,004	46,976,558	46,992,617	21,425,367

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

Conciliations between balances of  Statement of Financial Position and items considered cash and cash equivalents as specified below:

Items	09/30/2019	12/31/2018	09/30/2018	12/31/2017
Cash and due from Banks
As per Statement of Financial Position	18,857,365	33,687,553	33,822,151	11,097,803
As per the Statement of Cash Flows	18,857,365	33,687,553	33,822,151	11,097,803
Debt securities at fair value through profit or loss
As per Statement of Financial Position	31,554,997	15,112,115	13,800,567	11,404,286
Securities not considered as cash equivalents	(12,868)	(2,478,672)	(1,337,146)	(1,757,586)
As per the Statement of Cash Flows	31,542,129	12,633,443	12,463,421	9,646,700
Money Market Funds
As per Statement of Financial Position — Other financial assets	1,701,163	1,715,534	1,972,578	1,614,444
Other financial assets not considered as cash	(1,027,653)	(1,059,972)	(1,265,533)	(933,580)
As per the Statement of Cash Flow	673,510	655,562	707,045	680,864

2.              SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

The Group considers the business for the type of products and services offered, identifying the following operating segments:

a-             Retail Banking — Includes a wide range of financial products and services targeted to small comoanies, included in Entrepreneours & SMSs, and high income people identified with so-called  Identité proposal. Likewise, the Bank offers services and products targeted to retirees and pensioneers.

b-        Corporate Banking — Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to big clients.

c-              Treasury: This segment is in charge of the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs, Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotianle securities and develops business with the financial sector clients and whole sale non-financial sector clients.

d-        Consumer — Includes loans and other credit products targeted to middle and lowed-middle income sectors and non-financial products and services.

e-         Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments.

f-          Mutual Fund Administration and Other Segments — Includes MFs administered by the Group, Includes also assets, liabilities and results of Micro Lending S.A.U., Invertir Online,Com Argentina S.A.U. and InvertirOnline S.A.U.

Operating results of the different operating segments of the Group are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance appraisal of each segment. The performance of such segments will be evaluated based on operating earnings and losses and is measured consistently with operating earnings and losses of the consolidated earnings and losses statement.

When a transaction is carried out, transfer prices between segments are taken in an independent and equitative manner, as in cases of transactions with third parties. Later, income, expenses and results from transfers between operating segments are removed from the consolidation.

The Entity does not present information by geographical segments because there are no operating segments in economic environments with risks and returns that are significantly different.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

The following chart includes information by segment as of September 30, 2019 and 2018:

	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 09.30.2019
Result by segments
Interest income	11,691,334	9,696,287	2,138,621	3,068,027	—	146,571	(1,020,620)	25,720,220
Interest expenses	(5,505,094)	(1,765,584)	(13,397,518)	(1,961,512)	—	(121,119)	1,143,323	(21,607,504)
Distribution of results by Treasury	3,579,443	(4,394,246)	814,803	—	—	—	—	—
Net interest income	9,765,683	3,536,457	(10,444,094)	1,106,515	—	25,452	122,703	4,112,716
Services Fee Income	3,159,978	555,969	22,451	1,136,468	—	404,186	(161,161)	5,117,891
Services Fee Expenses	(828,593)	(67,421)	(36,658)	(388,558)	—	(26,266)	47,585	(1,299,911)
Income from insurance activities	—	—	—	—	544,611	—	134,650	679,261
Net Service Fee Income	2,331,385	488,548	(14,207)	747,910	544,611	377,920	21,074	4,497,241
Subtotal	12,097,068	4,025,005	(10,458,301)	1,854,425	544,611	403,372	143,777	8,609,957
Net income from financial instruments at fair value through profit or loss	6,720	—	13,375,476	188,892	184,962	6,644	102,631	13,865,325
Exchange rate difference on gold and foreign currency	823,652	98,175	(1,596,984)	6,225	121	18,293	(11,437)	(661,955)
NIFFI And Exchange Rate Differences	830,372	98,175	11,778,492	195,117	185,083	24,937	91,194	13,203,370
Other operating income	741,218	541,629	165,668	221,650	4,503	122,741	(20,593)	1,776,816
Loan loss provisions	(1,738,159)	(2,296,289)	1,521	(1,069,918)	—	(8,280)	—	(5,111,125)
Net operating income	11,930,499	2,368,520	1,487,380	1,201,274	734,197	542,770	214,378	18,479,018
Personnel expenses	(5,378,922)	(1,011,443)	(359,051)	(745,818)	(100,764)	(204,910)	(85,053)	(7,885,961)
Administration expenses	(2,823,095)	(393,856)	(193,969)	(678,122)	(137,029)	(155,783)	8,875	(4,372,979)
Depreciations and impairment of non-financial assets	(455,608)	(81,664)	(46,578)	(32,481)	(5,047)	(2,137)	(16,897)	(640,412)
Other operating expenses	(1,768,791)	(873,490)	(277,737)	(390,899)	(867)	(63,640)	(6,031)	(3,381,455)
Operating income	1,504,083	8,067	610,045	(646,046)	490,490	116,300	115,272	2,198,211
Result from associates and joint ventures	—	—	—	2,171	—	—	(2,171)	—
Result before taxes from continuing operations	1,504,083	8,067	610,045	(643,875)	490,490	116,300	113,101	2,198,211
Income tax	(263,945)	(69,050)	(107,049)	(333,056)	125,817	15,802	35,637	(595,844)
Net income	1,768,028	77,117	717,094	(310,819)	364,673	100,498	77,464	2,794,055
Net income for the period attributable to owners of the parent company	1,768,028	77,117	717,094	(310,819)	364,673	100,498	75,111	2,791,702
Net income for the period attributable to non-controlling interest	—	—	—	—	—	—	2,353	2,353
Other comprehensive income	113,953	78,528	193,032	—	44,938	—	34,982	465,433
Other comprehensive income attributable to owners of the parent company	113,953	78,528	193,032	—	44,938	—	34,587	465,038
Other comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	395	395
Comprehensive income for the period	1,881,981	155,645	910,126	(310,819)	409,611	100,498	112,446	3,259,488
Comprehensive income attributable to owners of the parent company	1,881,981	155,645	910,126	(310,819)	409,611	100,498	109,698	3,256,740
Comprehensive income attributable to non-controlling interests	—	—	—	—	—	—	2,748	2,748

	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 09.30.2019
Assets by segments
Cash and due from banks	5,285,593	487,961	11,936,152	581,254	2,938	2,946,039	(2,382,572)	18,857,365
Debt securities at fair value through profit or loss	—	—	31,186,483	314,416	—	54,098	—	31,554,997
Loans and other financing	33,396,632	42,606,306	4,694,898	6,195,707	602,794	97,014	(2,673,941)	84,919,410
Other Assets	2,527,577	4,099,974	10,009,893	2,112,060	1,144,050	477,335	4,113,145	24,484,034
Total Assets	41,209,802	47,194,241	57,827,426	9,203,437	1,749,782	3,574,486	(943,368)	159,815,806

Liabilities by segments
Deposits	55,907,287	16,538,648	31,522,576	795,340	—	—	(2,703,569)	102,060,282
Financing received from the Argentine Central Bank and others financial institutions	—	—	10,132,565	2,049,622	—	72,727	(2,061,420)	10,193,494
Unsubordinated Negotiable obligations	124,330	85,679	9,411,888	547,184	—	19,446	(16,455)	10,172,072
Other liabilities	3,415,396	1,411,209	3,109,923	2,837,920	951,648	3,093,416	2,443,298	17,262,810
Total Liabilities	59,447,013	18,035,536	54,176,952	6,230,066	951,648	3,185,589	(2,338,146)	139,688,658

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 09.30.2018
Result by segments
Interest income	7,298,779	5,632,167	1,185,497	3,170,161	17,105	235,193	(517,214)	17,021,688
Interest expenses	(1,942,883)	(562,355)	(5,359,863)	(929,268)	—	(184,556)	396,455	(8,582,470)
Distribution of results by Treasury	479,272	(2,680,493)	2,201,221	—	—	—	—	—
Net interest income	5,835,168	2,389,319	(1,973,145)	2,240,893	17,105	50,637	(120,759)	8,439,218
Services Fee Income	2,214,016	337,993	15,545	916,332	—	269,379	(19,095)	3,734,170
Services Fee Expenses	(466,253)	(34,402)	(34,613)	(276,809)	—	(11,291)	5,609	(817,759)
Income from insurance activities	—	—	—	—	362,566	—	114,559	477,125
Net Service Fee Income	1,747,763	303,591	(19,068)	639,523	362,566	258,088	101,073	3,393,536
Subtotal	7,582,931	2,692,910	(1,992,213)	2,880,416	379,671	308,725	(19,686)	11,832,754
Net income from financial instruments at fair value through profit or loss	21,984	(3,708)	2,373,550	(351,042)	82,758	49,980	711,132	2,884,654
Exchange rate difference on gold and foreign currency	421,621	33,250	(161,257)	4,136	—	23,008	(19,813)	300,945
NIFFI And Exchange Rate Differences	443,605	29,542	2,212,293	(346,906)	82,758	72,988	691,319	3,185,599
Other operating income	508,192	427,986	40,014	282,058	2,626	32,672	19,368	1,312,916
Loan loss provisions	(957,876)	(471,536)	(18,724)	(1,338,377)	—	(51,368)	1	(2,837,880)
Net operating income	7,576,852	2,678,902	241,370	1,477,191	465,055	363,017	691,002	13,493,389
Personnel expenses	(3,202,240)	(565,625)	(190,044)	(726,494)	(64,261)	(93,092)	(129,444)	(4,971,200)
Administration expenses	(2,158,772)	(263,363)	(102,669)	(560,391)	(81,288)	(104,255)	(10,639)	(3,281,377)
Depreciations and impairment of non-financial assets	(148,575)	(44,606)	(10,903)	(25,269)	(2,287)	(563)	(381)	(232,584)
Other operating expenses	(1,444,798)	(506,507)	(135,011)	(377,931)	(126)	(30,571)	(9,251)	(2,504,195)
Operating income	622,467	1,298,801	(197,257)	(212,894)	317,093	134,536	541,287	2,504,033
Result from associates and joint ventures	—	—	—	(78)	—	—	78	—
Result before taxes from continuing operations	622,467	1,298,801	(197,257)	(212,972)	317,093	134,536	541,365	2,504,033
Income tax	148,086	264,924	(57,269)	(71,077)	107,340	50,593	151,574	594,171
Net income	474,381	1,033,877	(139,988)	(141,895)	209,753	83,943	389,791	1,909,862
Net income for the period attributable to owners of the parent company	426,486	1,033,877	(139,988)	(141,895)	209,753	83,943	388,561	1,860,737
Net income for the period attributable to non-controlling interest	47,895	—	—	—	—	—	1,230	49,125
Other comprehensive income	(10,887)	96,438	92,435	195	17,814	—	38,175	234,170
Other comprehensive income attributable to owners of the parent company	(10,887)	96,438	92,435	195	17,814	—	37,941	233,936
Other comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	234	234
Comprehensive income for the period	463,494	1,130,315	(47,553)	(141,700)	227,567	83,943	427,966	2,144,032
Comprehensive income attributable to owners of the parent company	415,599	1,130,315	(47,553)	(141,700)	227,567	83,943	426,502	2,094,673
Comprehensive income attributable to non-controlling interests	47,895	—	—	—	—	—	1,464	49,359

	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 09.30.2018
Assets by segments
Cash and due from banks	4,511,593	254,566	28,849,348	79,625	4,120	645,626	(522,727)	33,822,151
Debt securities at fair value through profit or loss	—	—	13,553,237	—	192,439	74,424	(19,533)	13,800,567
Loans and other financing	29,649,791	43,542,111	3,989,460	7,945,496	309,816	804,834	(4,004,455)	82,237,053
Other Assets	1,078,550	48,216	6,828,874	1,294,511	436,606	484,134	6,092,042	16,262,933
Total Assets	35,239,934	43,844,893	53,220,919	9,319,632	942,981	2,009,018	1,545,327	146,122,704

	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 09.30.2018
Liabilities by segments
Deposits	47,257,136	10,239,836	39,859,934	367,475	—	—	(538,920)	97,185,461
Financing received from the Argentine Central Bank and others financial institutions	8,698	4,586,390	5,857,267	1,695,448	—	437,528	(2,073,080)	10,512,251
Unsubordinated Negotiable obligations	—	—	8,267,824	1,436,805	—	61,670	280,316	10,046,615
Other liabilities	2,995,631	1,286,061	2,023,785	3,452,264	410,544	1,254,675	699,733	12,122,693
Total Liabilities	50,261,465	16,112,287	56,008,810	6,951,992	410,544	1,753,873	(1,631,951)	129,867,020

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

3.              FAIR VALUES

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quote price is available and there is an active market for the instrument, it will be included in Level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates. If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments held by the Group is detailed below, as of September 30, 2019 and December 31, 2018:

Instrument portfolio as of 09/30/2019	FV level 1	FV level 2	FV level 3
Assets
- Cash and due from banks	8,433	—	—
- Debt securities at fair value through profit or loss	1,699,270	29,855,727	—
- Derivatives	210,202	—	—
- Other financial assets	31,513	—	—
- Other debt securities	46,495	—	—
- Financial assets in guarantee	3,296,127	—	—
- Investments in Equity Instruments	75	8,676	—
Total Assets	5,292,115	29,864,403	—
Liabilities
- Other financial liabilities	3,993,677	—	—
Total Liabilities	3,993,677	—	—

Instrument portfolio as of 12/31/2018	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	3.745.222	11.366.893	—
- Derivatives	15.924	—	—
- Other financial assets	15.069	—	—
- Other debt securities	112.547	—	—
- Financial assets in guarantee	1.882.600	—	—
- Investments in Equity Instruments	1.603	8.801	—
Total Assets	5.772.965	11.375.694	—
Liabilities
- Liabilities at fair value through profit or loss	268,086	—	—
- Derivatives	—	94,222	—
- Other financial liabilities	2,907,704	—	—
- Financiaciones recibidas del BCRA y otras instituciones financieras	14,966	—	—
Total Liabilities	3,190,756	94,222	—

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

Valuation Techniques

Valuation techniques to determine fair values include the following:

•                       Market or quoted prices for similar instruments.

•                       The estimated present value of instruments.

All fair value calculations are included in level 2. To such ends, the Entity utilizes valuation techniques through spot rate curves which calculate the yield upon market prices. They are detailed below:

• Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on the quotations of assimilable species (both in terms of issue, currency, and duration) in the active market (MAE, Bolsar or secondary) through the linear interpolation of them .

• Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the price of a species by means of a model of risk value at theoretical price, estimating for this the volatility through market curves. The Entity has used this model to estimate prices in negotiable obligations or adjustable species by BADLAR rate or inflation.

The Group periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Pursuant to IFRS, in general terms, the residual value calculated for instruments at the beginning is given by the transaction price. If the transaction price differs from certain fair value, such difference will be recognized in the Income Statement in a proportional manner during the instrument duration.  As of September 30, 2019, no differences have been recorded.

Fair Value of Other Financial Instruments

The following describes methodologies and assumptions utilized to determine fair values of financial instruments that have not been recorded at fair value in these financial statements:

•    Assets which fair value is similar to that of the book value: For financial liquid assets and liabilities with short term maturity (less than three months), it has been determined that the book value is similar to the fair value.

•    Fixed rate financial instruments: The fair value of financial assets has been determined by discounting future fund flows at current offered market rates for each fiscal year for financial instruments of similar features.

•    For quoted assets and quoted debt issued at fair value, the fair value has been determined in accordance to market prices.

•    Other financial instruments: For financial liquid assets and liabilities with short term maturity, the fair value is deemed to be similar to that of the accounting value. Such assumption also applies to savings account deposits, current accounts and others.

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of September 30, 2019 and December 31, 2018:

Other Financial Instruments as of 09/30/2019	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	18,848,932	18,848,932	18,848,932	—	—
-Other financial assets	1,669,650	1,669,650	1,669,650	—
-Loans and other financing	84,919,410	83,996,470	—	—	83,996,470
- Repo transactions	3,996,513	3,996,513
- Other Debt Securities	3,782,969	3,456,056	3,456,056	—	—
-Financial assets in as guarantee	477,611	477,611	477,611	—	—
	113,695,085	112,445,232	24,452,249	—	83,996,470
Financial Liabilities
-Deposits	102,060,282	100,082,107	—	—	100,082,107
-Other financial liabilities	3,350,234	3,350,234	3,350,234	—	—
- Repo transactions	318,280	318,280	318,280	—	—

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

Other Financial Instruments as of 09/30/2019	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
-Finances received from the BCRA and other financial institutions	10,193,494	9,833,195	—	—	9,833,195
- Unsubordinated negotiable obligations	10,172,072	10,172,072	10,172,072	—	—
- Subordinated Negotiable Obligations	2,098,617	2,364,219	2,364,219	—	—
	128,192,979	126,120,107	16,204,805	—	109,915,302

Other Financial Instruments as of 12/31/2018	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	33,677,154	33,677,154	33,677,154	—	—
-Other financial assets	1,700,465	1,700,465	1,700,465	—	—
-Loans and other financing	78,791,903	90,052,089		—	90,052,089
- Other Debt Securities	4,198,548	4,203,711	4,203,711	—	—
-Financial assets in as guarantee	124,617	124,616	124,617	—	—
	118,492,687	129,758,035	39,705,947	—	90,052,089
Financial Liabilities
-Deposits	94,906,014	94,667,583		—	94,667,583
-Other financial liabilities	1,360,697	1,360,697	1,360,697	—	—
-Finances received from the BCRA and other financial institutions	8,018,256	6,587,763	34,489	—	6,553,274
- Unsubordinated negotiable obligations	9,307,171	7,952,052	7,952,052	—	—
- Subordinated Negotiable Obligations	1,383,817	1,371,488	1,371,488	—	—
	114,975,955	111,939,583	10,718,726	—	101,220,857

4.              RELATED PARTY TRANSACTIONS

Related parties are considered to be all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise significant influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it. On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

Finally, those cases in which the Group has significant influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them. For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Controlling entities

Mr. Julio Patricio Supervielle is the main shareholder of the Group, Julio Patricio Supervielle´s interest in the capital and votes of the Group as of September 30, 2019 and December 31, 2018, is 35.43% and 69.40%, respectively.

Subsidiaries

The related parties and the detail of the nature of their relationship are developed in Note 1.4.

See balances and transactions with related parties in Note 8 of the unaudited consolidated condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

5.              PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment as of September 30, 2019 and December 31, 2018, are as follows:

						Depreciation				Net carrying
Item	At the beginning of the year	Useful life	Revaluation	Additions	Disposals	At the beginning of the year	Disposals	Of the period	At the end of the period	09/30/2019	31/12/2018
Cost model
Land and Buildings	4,985	50		15,000		(1,730)		(1,271)	(3,001)	16,984	3,255
Furniture and facilities	171,163	10		17,845	(2,439)	(79,171)	221	(16,881)	(95,831)	90,738	91,992
Machinery and equipment	686,250	5		50,645	(3,234)	(410,420)	5,176	(103,036)	(508,280)	225,381	275,830
Vehicles	73,561	5		15,247	(12,188)	(21,898)	81	(10,725)	(32,542)	44,078	51,663
Other miscellaneous assets	15	5		—	—	(15)	—	—	(15)	—	—
Construction in progress	251,264	—		74,056	(59,184)	—	—	—	—	266,136	251,264
Revaluation model
Land and Buildings	1,186,113	50	582,291	—	(11,590)	(82,714)	—	(17,432)	(100,146)	1,656,668	1,103,399
Total	2,373,351		582,291	172,793	(88,635)	(595,948)	5,478	(149,345)	(739,815)	2,299,985	1,777,403

6.              INVESTMENT PROPERTIES

The movements in investment properties as of September 30, 2019 and December  31, 2018 are as follows:

						Depreciation			Net carrying
Item	At the beginning of the year	Useful life	Revaluation	Additions	Disposals	At the beginning of the year	Of the period	At the end of the period	09/30/2019	31/12/2018
Measurement at cost
Other investment properties	5,995	50		19,203	—	(473)	(1,739)	(2,212)	22,986	5,522
Measurement at fair value
Rented properties	407,300	50	150,609	—	(457)	—	—	—	557,452	407,300
Total	413,295		150,609	19,203	(457)	(473)	(1,739)	(2,212)	580,438	412,822

7.              INTANGIBLE ASSETS

Intangible assets of the Group as of September 30, 2019 and December 31, 2018, are as follows:

					Depreciation				Net carrying
Item	At the beginning of the year	Useful life	Additions	Disposals	At the beginning of the year	Disposals	Of the period	At the end of the period	09/30/2019	31/12/2018
Measurement at cost
Goodwill	1,227,082		6,699	—	(2,394)	—	—	(2,394)	1,231,387	1,224,688
Brands	72,348		—		—	—	—	—	72,348	72,348
Licenses	32,084	3	22,248	(316)	(8,600)	—	(8,802)	(17,402)	36,614	23,483
Other intangible assets	1,132,480		260,884	(1,156)	(491,183)	82	(158,120)	(649,221)	742,988	641,298
TOTAL	2,463,994		289,831	(1,472)	(502,177)	82	(166,922)	(669,017)	2,083,337	1,961,817

Depreciation for the year is included in the line “Depreciations and impairment of non-financial assets” in the statement of comprehensive income.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

8.              LEASES

The Group has adopted IFRS 16 retrospectively since January 1, 2019, without modifying the comparative information for fiscal year 2018, as permitted under the specific transition provisions set forth in the standard. The reclassifications and adjustments resulting from the application of this new standard have therefore been recognized in the balances beginning on January 1, 2019.

At the date of adoption, the Group has recognized lease liabilities in relation to operations previously classified as “operating leases” under IAS 17. These liabilities were measured at the present value of the remaining lease payments, discounted using the current funding rate, on January 1, 2019.

For transactions previously classified as “financial leases”, the Entity has recognized the right of use and the lease liability based on book value prior to the date of initial application of the standard, being the measurement principles of IFRS 16 then applied from that date.

The amount of the lease liabilities for the application of IFRS 16, is included in the line “Other financial liabilities” amounts to September 30, 2019 to $ 979,524. The interests from the lease liabilities amounts to $112,600. The right of use registered at such date by the Group as lessee is related to the following types of assets:

	Real State	Total
Cost	953,925	953,925
Accumulated depreciation	(270,257)	(270,257)
Total at 09/30/2019	683,668	683,668

9.              COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

9.1 Interest income

	Accumulated at		For the three months period ended on
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Interest on overdrafts	2,771,148	1,675,125	1,122,990	741,588
Interest on promissory notes	3,486,160	2,274,022	1,336,087	884,721
Interest on personal loans	7,729,431	6,554,710	2,672,115	2,255,955
Interest on promissory notes	3,287,514	1,484,562	1,062,086	653,804
Interest on credit card loans	2,891,249	1,891,771	929,635	696,193
Interest on mortgage loans	2,037,927	905,772	660,074	466,770
Interest on automobile and other secured loan	408,217	300,062	116,259	117,194
Interest on foreign trade loans	1,074,597	631,005	391,015	274,978
Interest on financial leases	706,764	517,467	220,971	203,856
Others	1,327,213	787,192	725,016	540,890
	25,720,220	17,021,688	9,236,248	6,835,949

9.2 Interest expenses

Interest on current accounts deposits	4,000,537	2,242,401	1,203,696	1,450,189
Interest on time deposits	12,072,588	3,101,164	4,720,023	1,476,172
Interest on other liabilities from financial transactions	4,414,296	2,731,738	1,491,857	989,270
Interest from financing from financial sector	495,456	304,522	111,061	140,910
Others	624,627	202,645	185,853	56,530
	21,607,504	8,582,470	7,712,490	4,113,071

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

9.3 Net income from financial instruments at fair value through profit or loss

	Accumulated at		For the three months period ended on
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Income from corporate and government securities	(204,973)	1,563,181	(970,817)	704,796
Income from securities issued by the Argentine Central Bank	13,507,843	2,552,191	4,773,014	1,631,758
Derivatives	562,455	(1,230,718)	556,532	400,857
	13,865,325	2,884,654	4,358,729	2,737,411

9.4 Service fee income

Commissions from deposit accounts	2,074,084	1,421,043	750,286	498,781
Commissions from credit and debit cards	1,614,981	1,325,857	625,729	462,235
Commissions from loans operations	189,866	176,334	65,672	65,916
Commissions from foreign trade	202,571	139,886	78,339	50,448
Commissions from miscellaneous operations	974,094	598,565	349,886	211,958
Others	62,295	72,485	20,358	16,228
	5,117,891	3,734,170	1,890,270	1,305,566

9.5 Service fee expenses

Commissions paid	1,268,916	800,561	543,594	285,489
Export and foreign currency operations	30,995	17,198	(1,801)	6,691
	1,299,911	817,759	541,793	292,180

9.6 Other operating incomes

Loans recovered and allowances reversed	289,151	206,028	114,626	103,519
Insurance commissions	49,905	156,199	16,450	41,391
Rental from safety boxes	169,141	117,702	63,498	42,020
Commissions from trust services	20,151	6,868	9,497	650
Returns of risk funds	112,712	131,405	13,792	78,458
Sales of property, plant and equipment	161,321	114,928	151,082	14,985
Miscellaneous credit adjustments	118,435	73,758	60,387	38,157
Default interests	260,789	108,788	68,194	40,710
Others	595,211	397,240	225,363	206,666
	1,776,816	1,312,916	722,889	566,556

9.7 Personnel expenses

Payroll and social securities	7,176,508	4,317,561	2,443,715	1,623,508
Others expenses	709,453	653,639	248,560	242,169
	7,885,961	4,971,200	2,692,275	1,865,677

9.8 Administration expenses

Directors´ and statutory auditors´fees	167,317	98,949	53,439	42,126
Other fees	587,650	909,762	185,657	114,468
Advertising and publicity	321,959	263,453	116,172	86,229
Taxes	848,573	620,817	281,729	210,650
Maintenance, security and services	993,575	743,358	363,849	307,145
Rent	31,499	267,591	5,596	106,850
Others	1,422,406	377,447	566,689	312,100
	4,372,979	3,281,377	1,573,131	1,179,568

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

9.9 Depreciation and impairment of non-financial assets

	Accumulated at		For the three months period ended on
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Depreciation of property, plant and equipment (Note 6)	149,345	122,554	51,729	42,916
Depreciation of other non-financial assets	53,404	40,146	23,351	14,967
Amortization of intangible assets (Note 8)	166,922	69,884	64,191	29,951
Depreciation of leases	270,741	—	91,925	—
	640,412	232,584	231,196	87,834

9.10 Other operating expenses

Promotions related with credit cards	301,278	255,789	118,695	87,344
Turnover tax	2,205,398	1,547,677	795,993	521,904
Result by initial recognition of loans	116,728	272,978	28,157	95,161
Charges paid to National Social Security Administration (ANSES)	123,085	102,748	46,102	46,313
Operational losses	32,251	41,027	25,775	23,426
Losses on quota refund	75,743	45,901	21,754	15,173
Interests for leases liabilities	112,600	—	28,315	—
Coverage services	11,914	33,058	5,286	9,377
Contributions made to deposit insurance fund	145,674	85,126	51,485	31,349
Others	256,784	119,891	98,633	36,062
	3,381,455	2,504,195	1,220,195	866,109

10.       DIVIDENDS

On April 26, 2019, the Shareholders’ General Meeting approved the following distribution of retained earnings for the year ended on December 31, 2018:

*                      Dividends in cash: 303,000,

*                      Other reserve: 1,352,962

The results of the 2018 fiscal year had shown a profit of $ 2,567,569, by adoption of the International Financial Reporting Standards (IFRS) from January 1, 2018, adjustments were made to results of previous years in the amount of $ (911,607), which leaves a net result of outstanding profits of $ 1,655,962.

11.       INCOME FROM INSURANCE ACTIVITIES

The composition of “Result from insurance activities” as of September 30, 2019 and 2018, is as follows:

	Accumulated at		For the three months period ended on
Item	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Accrued premiums	1,222,617	904,367	561,836	393,315
Accrued losses	(228,105)	(255,293)	(172,521)	(151,141)
Production expenses	(315,251)	(171,949)	(131,176)	(59,078)
Total	679,261	477,125	258,139	183,096

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

12.       MUTUAL FUNDS

As of September 30, 2019 and December 31, 2018, Banco Supervielle S.A. is the depository of the Mutual Funds managed by Supervielle Asset Management S.A. In accordance with CNV General Resolution No. 622/13, below are the portfolio, net worth and number of units of the Mutual Funds mentioned earlier.

	Portfolio		Net Worth		Number of Units
Mutual Fund	09/30/2019	12/31/2018	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Premier Renta CP en Pesos	8,394,351	5,383,139	8,380,456	5,373,434	1,271,789,448	1,475,029,312
Premier Renta Plus en Pesos	140,614	372,537	138,851	360,626	15,596,552	49,671,811
Premier Renta Fija Ahorro	535,427	3,351,833	524,681	3,275,490	17,628,199	136,640,472
Premier Renta Fija Crecimiento	39,953	43,644	39,425	43,322	3,795,752	4,369,322
Premier Renta Variable	123,568	159,411	120,632	146,952	7,133,977	8,130,311
Premier Abierto Pymes	535,343	410,434	532,688	409,705	99,030,818	99,122,237
Premier Commodities	8,272	5,793	8,208	5,155	1,925,061	1,599,150
Premier Capital	121,141	180,572	120,596	180,362	37,038,346	67,052,867
Premier Inversión	153,517	179,267	153,358	179,023	688,001,085	888,100,323
Premier Balanceado	513,145	612,858	512,628	612,374	249,317,925	359,887,367
Premier Renta Mixta	72,892	58,586	72,837	58,557	49,229,524	44,863,120
Premier Renta Mixta USD	145,565	471,329	143,781	4,695,131	3,425,973	13,892,155
Premier Performance USD	848,294	2,372,279	841,330	2,360,235	18,145,317	62,805,294
Premier Global USD	973,012	—	897,070	—	14,446,614	—

13.       ADDITIONAL INFORMATION REQUIRED BY BCRA

13.1.                     CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24.485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998, extended this insurance system to demand deposits and time deposits of up to Ps. 30 denominated either in pesos and/or in foreign currency. In May 2016, the amount was updated to Ps. 450, through Communication “A” 5943.
By communication “A” 6654, effective from March 1, 2019, said limit reaches the sum of 1,000.

This deposit does not include deposits made by other financial institutions (including fixed-term certificates acquired through secondary trading), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees and , demand deposits agreed at a rate higher than that periodically established by the BCRA on the basis of the daily survey carried out by said institution (*) and deposits and forward investments that exceed 1,3 times said rate or rate of reference plus 5 percentage points, whichever was greater (*). Also excluded are deposits whose ownership has been acquired via endorsement and deposits that offer additional incentives to the interest rate. The system has been implemented through the creation of a fund called “Deposit Guarantee Fund” (F.G.D.), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the BCRA and the financial entities in the proportion determined for each one of them by the contributions made to said fund.

(*) Effective as of January 20, 2019, by provision of the “A” 6435, these exclusions are as follows: Demand deposits in which interest rates are agreed above the reference rates and deposits and investments that exceed 1,3 times that rate. The reference rates are periodically disseminated by the BCRA according to the moving average of the last five banking business days of the deposit rates that for fixed-term deposits of up to 100 (or its equivalent in other currencies), arise from the survey carried out by the Central Bank.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

13.2              RESTRICTED ASSETS

As of September 30, 2019 and December 31, 2018, there are assests of Grupo Supervielle that are restricted according to the following detail:

	09/30/2019	31/12/2018
Other receivables from financial transactions
Special guarantee accounts in the Argentine Central Bank	1,957,313	1,357,904
	1,957,313	1,357,904
Miscellaneous Receivables
Trust guarantee deposits	4,172	3,333
Guarantee deposits for currency forward transactions	878,288	282,207
Guarantee deposits for credit cards transactions	287,110	244,417
Other guarantee deposits (*)	80,759	113,904
Guarantee deposits for repo transactions	17,710	—
	1,268,039	643,861

13.3              COMPLIANCE OF PROVISIONS ISSUED BY THE NATIONAL SECURITIES COMMISSION

Pursuant to General Ruling N° 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the financial years 2012, 2013, 2014, 2015, 2016, 2017, 2018 and the elapsed until September 30, 2019, accounting books since September 2012 up to date and all corporate books are safeguarded in the registered headquarters.

Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,500, Bosques, Partido de Florencio Varela, Buenos Aires Province.

13.4              NEGOTIABLE OBLIGATIONS

Grupo Supervielle S.A.

As December 31, 2018, Grupo Supervielle S.A. recorded the following series of negotiable obligations pursuant to the following issuance conditions:

Class	Issuance date	Currency	Amount (in thousands)	Rate	Maturity date	09/30/2019	12/31/2018
XIII	01/31/2014		$23,100	BADLAR + 6,25%	01/31/2019	—	28,023
Total						—	28,023

Banco Supervielle S.A.

On December 21, 2018 the Board of Banco Supervielle S.A. approved the issuance of non-subordinated Negotiable Obligations class F for an amount of up to $ 3,000,000,000 (three billion pesos) within the Global Program of Negotiable Obligations. The suscription period ended on January 31, 2019.

As of September 30, 2019 and December 31, 2018, Banco Supervielle S.A. recorded the following series of negotiable obligations pursuant to the following issuance conditions:

Issuance date	Currency	Nro, of Class	Amount	Amortization	Term	Maturity date	Rate	09/30/2019	12/31/2018
02/09/17	$	A	4,150,140	50% on 2-9-2020 and 50% at maturity on 8-9-2020	42 Months	08/09/2020	Floating Badlar of Private Banks + 4.50%, with a minimum 18% nominal annual	3,805,209	4,200,603
12/22/17	$	B	629,000	100% at mat,	24 Months	12/22/2019	Floating TM20 + 3.25%	536,101	600,155

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

Issuance date	Currency	Nro, of Class	Amount	Amortization	Term	Maturity date	Rate	09/30/2019	12/31/2018
12/22/17	$	C	659,750	3 installments: 12-22-2020 33,33%, 06-22-2021 33,33%, and upon maturity 33,34%.	48 Months	12/22/2021	Floating Badlar + 4.25%	669,155	667,236
02/14/18	$	D	748,889	100% at mat,	18 Months	08/14/2019	Floating Badlar of Private Banks + 3.5%	—	768,861
02/14/18	$	E	1,607,667	3 installments: 02-14-2021 33,33%, 02-14-2022 33,33%, and upon maturity 33,34%.	60 Months	02/14/2023	Floating Badlar of Private Banks + 4.05%	1,630,341	1,687,173
02/04/19	$	F	3,000,000	100% at mat.	9 Months	11/04/2019	Floating Badlar of Private Banks + 4.85%	2,981,091	—
							Total	9,621,897	7,924,028

During the months of August and September 2019, Class B Negotiable Obligations were repurchased for a nominal value in pesos of $ 101,000.

The following is a detail of the current issues as of September 30, 2019 and December 31, 2018:

Issuance date	Currency	Nro. of Class	Amount	Amortization	Term	Maturity date	Rate	09/30/2019	12/31/2018
08/20/2013	U$S	III	22,500	100% at mat,	84 Months	08/20/20	7%	1,304,963	871,571
11/18/2014	U$S	IV	13,441	100% at mat,	84 Months	11/18/21	7%	793,654	512,246
Total								2,098,617	1,383,817

Cordial Compañía Financiera S.A.: Program for the Issuance of Negotiable Obligations

The following is a detail of the current issues as of September 30, 2019 and December 31, 2018:

Class	Issuance Date	Maturity Date	FV	Rate	09/30/2019	03/31/2018
Class XIV	05/11/2017	05/11/2019	558,000	Floating BADLAR + 3,50%	—	397,590
Class XV	08/24/2017	02/23/2019	413,500	Floating BADLAR + 3,75%	—	365,401
Class XVI	11/22/2017	11/21/2019	535,500	Variable TNA 4,25%+ TM20	530,729	541,013
Total					530,729	1,304,004

As of September 30, 2019, Banco Supervielle S.A. maintained in its own portfolio Class XVI Negotiable Obligations, issued by Cordial Compañía Financiera, for an amount of 16,455.

Micro Lending S.A.U.: Program for the Issuance of Negotiable Obligations

The following is a detail of the current issues as of September 30, 2019 and December 31, 2018:

Class	Issuance Date	Maturity Date	F,V,	Rate	09/30/2019	12/31/2018
Clase II	08/16/2016	08/16/2019	60,000	Floating BADLAR + 5.00%	—	20,004
Clase III	10/04/2017	10/05/2020	35,000	Floating BADLAR + 7.00%	19,446	31,112
Total					19,446	51,116

13.5              FINANCIAL TRUSTS

The detail of the financial trusts in which Banco Supervielle S.A. acts as Trustee or as Trustee is summarized below:

As Trustee:

Below is a detail of the financial trust where the Group acts as a trustee or as a settler:

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

Banco Supervielle

Guarantee management trusts in which Banco Supervielle S.A. acts as trustee as of September 30, 2019:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Credimas	01/11/2013	On 06/21/2019 an extinction agreement was reached	—	—	Banco Supervielle S,A,	Credimas S.A.
Asministration trust Interconnection 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	The Term of this Trust Fund Contract will be in force over 24 months as from 09/12/2018, or until the expiration of liabilities through Disbursements (Termination Date”). 30 days (thirty days) after the maturity of this Trust Agreement without the parties’ having agreed upon an Extension Commission, the Trustor of the trust account shall receive USD 6,000 (six thousand US Dollars) at the exchange rate in force in Banco Supervielle as a fine..	—	—

Those initially mentioned in Exhibit V (DISERVEL S.R.L., INGENIAS S.R.L, GEOTECNIA (INV. CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS ENERGETICOS, DISERVEL S.R.L.) and providers of works, goods and services included in the Project to be assigned by the Trustee with prior consent of the Trustor

Interconexion Electrica Rodeo S.A.

On the occasion of the merger with the former Banco Regional de Cuyo S.A. carried out on November 1, 2010, the Entity took charge of the following trusts in which the former Regional Bank of Cuyo S.A. acted as trustee:

Mendoza Trust: In liquidation phase, since it has fulfilled the contract period, but is pending the completion of several acts that derive from the trustee. The liabilities recorded as of September 30, 2019, mainly originating from the exclusion of assets, amount to 21,018 and have been backed by assets in trust (loans, other miscellaneous loans, and other non-financial assets, etc.) in the amount of 647. This trust will be liquidated following the procedures established by Law 24,441.

Luján Trust: The term of the contract has expired and all documentation relating to the liquidation has been delivered and has requested the definitive withdrawal from the General Directorate of Revenue in the gross income tax and as withholding agent of stamps and gross income, which was resolved favorably by the DGR. The definitive disposal from AFIP has been requested. On July 31, 2019, such cancellation certification was received from the aforementioned agency yet.

As Settler

Publicly offered and listed financial trusts as of September 30, 2019:

Banco Supervielle (Supervielle Créditos Financial Trust)

Assets in Trust: Personal Loans

Trustee: Equity TMF Trust Company (Argentina) S.A.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

			Securities issued
Financial Trust	Set up on	Value initially assigned in trust	Participation Certificates	Debt securities
Serie 97 (1), (2)	03/27/2018	750,000	—	30,927

(1)  Issued under the Supervielle Confiance 4 program,

(2) Personal loans originated by Banco Supervielle granted to retirees and pensioners of National Social Security Administration (ANSES),

Cordial Compañía Financiera (CCF Créditos Financial Trust)

Assets in Trust: Personal Loans

Trustee: TMF Trust Company (Argentina) S.A.

			Securities issued
Financial Trust	Set up on	Value initially assigned in trust	Participation Certificates	Debt securities
20	04/08/2019	600,000	120,000	480,000
21	06/24/2019	1,000,000	780,000	220,000

Micro Lending S.A.U. (Financial Trust Micro Lending S.A.U.)

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial		Securitized	Issued Securities
Trust	Set-up on	Amount	Type	Amount		Type	Amount		Type	Amount
III	06/08/2011	$39,779	VDF TV A Vto: 03/12/13	VN$	31,823	VDF B Vto: 11/12/13	VN $	6,364	CP Vto: 10/12/16	VN $	1,592
IV	09/01/2011	$40,652	VDF TV A Vto: 06/20/13 Vto: 06/15/18	VN$	32,522	VDF B Vto: 10/20/13 Vto: 08/15/18	VN $	6,504	CP Vto: 01/20/17 Vto: 11/15/21	VN $	1,626
XV	10/27/2016	$79,342	VDF TV A Vto: 10/15/18 Vto: 11/15/18	VN$	67,758	VDF TV B Vto: 02/15/19 Vto: 02/15/19	VN $	8,093	CP Vto: 01/15/22 Vto: 03/15/22	VN $	3,491
XVII	08/23/2017	$129,952	VDF TV A Vto: 01/15/19	VN$	97,464	VDF TV B Vto: 04/15/19	VN $	7,940	CP Vto: 07/22/22	VN $	24,548
XVIII	12/01/2017	$119,335	VDF TV A Vto: 05/15/19	VN$	89,501	VDF TV B Vto: 08/15/19	VN $	7,291	CP Vto: 10/15/22	VN $	22,543

13.6              RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF DIVIDENDS

Pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

Pursuant to the amended text on distributions of dividends, financial entities shall comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Financial Institutions Law; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or minimum cash, v) they shall have complied with additional capital margin when applicable.

The entities not facing any of these situations may distribute dividends in accordance with provisions set forth in said amended text, provided the entity´s liquidity or solvency is not jeopardized.

It is worth to be mentioned that pursuant to Communication “A” 6464 issued by the Argentine Central Bank, until June 30, 2020, financial entities, which, for the purpose of determining the distributable result, have not applied the additional on capital margins shall rely on previous authorization issued by the SEFyC.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

13.7              ACCOUNTS IDENTIFYING MINIMUM CASH INTEGRATION COMPLIANCE

As of September 30, 2019 and December 31, 2018, the minimum cash reserve was made up as follows:

Item	09/30/2019	12/31/2018
Checking accounts in Central Bank (*)	1,724,757	14,874,753
Sight accounts in Central Bank (*)	9,874,763	12,889,135
Special guarantee accounts in Central Bank (*)	1,812,115	1,256,084
Total	13,411,635	29,019,972

(*) Balances as per bank statements.

It is worth mentioning that on those dates, the Entity was in compliance with minimum cash integration requirements.

14.       CONTRACT AS A FINANCIAL AGENT BY THE PROVINCE OF SAN LUIS

On January 17, 2017, Banco Supervielle S.A. received a communication from the San Luis Public Treasury Ministry giving notice of the termination of the Financial Agent Contract that Banco Supervielle has with the Province, effective as of February 28, 2017. The communication also states that, without prejudice to the exercise of the right to terminate the contract, the Province may continue to operate with the Bank until a new financial agent is selected.

Since February 2017, the Bank has continued to provide financial services to the government of the Province of San Luis and its employees despite the termination of the agreement.

On May 23, 2018, the Municipality of San Luis designated Banco Supervielle (the “Bank”) as a financial agent for a period of 2 years, with automatic renewal for an additional 2 years, beginning with the first payment of salaries on June 29 of the current year. With this designation, the Bank became the financial agent of all the of the Province´s municipalities.

On June 7, 2018, the Province ratified the agreement signed with the Bank for a period of 12 months formalizing its role of exclusive payment agent that it has continued to exercise since more than 20 years ago. It has been renovated until December 9, 2019.

In January 2019, the government of the Province of San Luis announced the terms and conditions of the auction that the Province will carry out for the new financial agency agreement. The Bank has submitted an offer on March 15, 2019, and the date of the award is pending publication.

As of the date of these financial statements, the Bank continues to provide financial services to the provincial government of the Province of San Luis and its employees.

15.       RISK MANAGEMENT POLICIES

There have been no significant changes to the risk management policy, as mentioned in the Financial Statements as of December 31, 2018.

16.       ECONOMIC CONTEXT IN WHICH THE GROUP OPERATES

The Group operates in a complex economic context, whose main variables have been strongly volatile both at a national and international level.

The following circumstances are taken into account at a national level:

•   The first semester of the year recorded a 2.5% fall in GDP year-to-year.

•   Accrued inflation between January 1, 2019 and September 30, 2019 amounted to 37.7%.

•   The significant devaluation of the peso as from August produced and unexpected dollar deposit outflow from the financial system (thus the fall in reserves of the Argentine Central Bank) and an increase in the reference interest rate above 74%.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

In face of the aforementioned events, the government decided to implement certain measures, among which the following:

•             Limits in the acquisition of foreign currency.

•             Specific terms to enter and settle exports.

•             Prior authorization to be issued by the Argentine Central Bank to set up external assets for companies.

•             Prior authorization to be issued by the Argentine Central Bank for the payment of debts to foreign related companies related.

•             Deferring of the payment of certain government debt instruments.

•             Control of fuel prices.

This volatility and uncertainty context remain as of the issuance of these financial statements.

The Group’s Board is permanently controlling the evolution of variables that affect its business in virtue of the definition of its course of action and identification of potential impacts on its equity and financial situation. The Group’s financial statements must be read in virtue of these circumstances.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos)

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

As of September, 30 2019 and December, 31 2018:

	HOLDING				POSITION
Item	Fair value	Level of fair value	Book value 09/30/2019	Book value 12/31/2018	Without options	Options	Final
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Government Securities
Capitalizable Treasury Bills $ Mat. 08/30/19	—	1	402,654	—	402,654	—	402,654
Treasury Bill U$S Mat. 10/11/2019	—	1	326,900	—	398,000	—	398,000
Treasury Bill U$S Mat. 08/30/2019	—	1	134,582	—	134,582	—	134,582
Treasury Bill U$S Mat. 09/13/2019	—	1	125,626	—	202,066	—	202,066
Capitalizable Treasury Bills $ Mat. 10/11/19	—	1	101,500	—	276,500	—	276,500
Treasury Bill U$S Mat. 11/15/2019	—	1	99,780	—	99,780	—	99,780
Treasury Bill U$S Mat. 11/29/2019	—	1	99,000	—	99,000	—	99,000
Treasury Bill U$S Mat. 10/25/2019	—	1	93,036	—	178,836	—	178,836
Letra del Tesoro capitalizable $ Mat. 19/13/19	—	1	59,411	—	132,011	—	132,011
Letra del Tesoro capitalizable $ Mat. 11/15/19	—	1	43,945	—	120,133	—	120,133
Others	—	1	58,221	3,744,388	4,123	—	4,123

Central Bank Bills
Liquidity Central Bank Bills Mat.10/02/19	—	2	7,982,856	—	7,982,856	—	7,982,856
Liquidity Central Bank Bills Mat.10/04/19	—	2	6,955,200	—	6,955,200	—	6,955,200
Liquidity Central Bank Bills Mat.10/01/19	—	2	5,000,000	—	5,000,000	—	5,000,000
Liquidity Central Bank Bills Mat.10/03/19	—	2	4,978,620	—	4,978,620	—	4,978,620
Liquidity Central Bank Bills Mat.10/07/19	—	2	4,936,405	—	4,936,405	—	4,936,405
Liquidity Central Bank Bills Mat.01/02/19	—	2	—	5,990,274	—	—	—
Liquidity Central Bank Bills Mat.01/04/19	—	2	—	2,985,462	—	—	—
Liquidity Central Bank Bills Mat.01/08/19	—	2	—	988,764	—	—	—
Liquidity Central Bank Bills Mat.01/07/19	—	2	—	742,766	—	—	—
Liquidity Central Bank Bills Mat.01/03/19	—	2	—	598,058	—	—	—

Corporate Securities
Vcp Pyme Catalinas Coop.3 Mat,04/12/20 $ CG	—	2	2,013	—	2,013	—	2,013
On Ypf SA Reg. 2 Clase.28 8,75% Mat.04/04/2024	—	1	1,199	834	1,199	—	1,199
On Quickfood Clase 9 Mat. 11/24/22 $ C.G.	—	2	633	1,571	633	—	633
Vdff Credimas 33 Clase A $ C.G.	—	2	—	1,603	—	—	—
On Ypf S.A. Clase 41 Mat.09/24/20 $ Esc	—	2	—	33,104	—	—	—
On Bco Galicia Bs.As. 5 S2 Mat.4/26/21 $CG	—	2	—	25,291	—	—	—
Others	—	2	153,416
Total debt securities at fair value through profit or loss			31,554,997	15,112,115	31,904,611	—	31,904,611
OTHER DEBT SECURITIES
Rated at fair value through changes in other comprehensive income

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos)

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

	HOLDING				POSITION
Item	Fair value	Level of fair value	Book value 09/30/2019	Book value 12/31/2018	Without options	Options	Final
Government Securities
Others	—	—	32	32	32	—	32

Measured at amortized cost
Government Securities
Treasury Argentine Sovereign Bonds TF Maturity 11/21/2020	3,090,584		3,283,461	3,090,930	3,283,461	—	3,283,461
Treasury Bills U$S Mat. 10/11/2019			114,239	—	—	—	—
Treasury Bills U$S Mat.11/15/2019			162,549	—	—	—	—
Treasury Bills U$S 203 days Mat. 03/15/2019	—		—	1,039,760	—	—	—
Others			250,963	164,491	—	—	—

Corporate Securities
Vdff Mbt 1 Clase A	—	—	—	1,211	—	—
On Prear S,2 Vto,02/15/19 $ Esc	—	—	—	2,560	—	—
Others	—	—	18,220	12,111	—	—
Other Corporate Securities			3,829,464	4,311,095	3,283,493	—	3,283,493

EQUITY INSTRUMENTS
Measured at fair value through profit or loss
ADR Grupo Financiero Galicia	—	1	75	—	75	—	75
YPF SA	—	1		1,082	111	—	111
Grupo Financiero Galicia SA	—	1		521	—	—	—

Measured at fair value through changes in other comprehensive income
Argentine
Others	—	—	8,676	8,801	8,676	—	8,676

Total equity instruments	—	—	8,751	10,404	8,862	—	8,862
Total	—	—	35,393,212	19,433,614	35,196,966	—	35,196,966

SCHEDULE B — CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of September 30, 2019 and December 31, 2018 balances of loans and other financing are the following:

	09/30/2019	12/31/2018
COMMERCIAL PORTFOLIO
Normal situation	42,846,422	39,863,548
-With “A” Preferred Collateral and Counter-guarantees	2,241,830	3,102,854
-With “B” Preferred Collateral and Counter-guarantees	9,529,288	7,174,967
- Without Preferred Collateral nor Counter-guarantees	31,075,304	29,585,727

Subject to special monitoring
- Under Observation	317,761	157,615
-With “A” Preferred Collateral and Counter-guarantees	64,186	5,397
-With “B” Preferred Collateral and Counter-guarantees	51,902	3,785
- Without Preferred Collateral nor Counter-guarantees	201,673	148,433

With problems	1,863,672	31,778
-With “A” Preferred Collateral and Counter-guarantees	2,146	2,387
-With “B” Preferred Collateral and Counter-guarantees	125,582	10,780
- Without Preferred Collateral nor Counter-guarantees	1,735,944	18,611

High risk of insolvency	1,360,178	368,871
-With “A” Preferred Collateral and Counter-guarantees	85,669	3,573
-With “B” Preferred Collateral and Counter-guarantees	790,572	45,750
- Without Preferred Collateral nor Counter-guarantees	483,937	319,548

Uncollectible	49,458	24,947
-With “A” Preferred Collateral and Counter-guarantees	—	—
-With “B” Preferred Collateral and Counter-guarantees	13,666	29
- Without Preferred Collateral nor Counter-guarantees	35,792	24,918

TOTAL COMMERCIAL PORTFOLIO	46,437,491	40,446,759

SCHEDULE B — CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

	09/30/2019	12/31/2018
CONSUMER AND HOUSING PORTFOLIO
Normal situation	40,186,973	37,159,169
-With “A” Preferred Collateral and Counter-guarantees	601,930	540,320
-With “B” Preferred Collateral and Counter-guarantees	6,040,711	5,363,601
- Without Preferred Collateral nor Counter-guarantees	33,544,332	31,255,248

Low Risk	1,592,454	1,886,217
-With “A” Preferred Collateral and Counter-guarantees	42,191	26,512
-With “B” Preferred Collateral and Counter-guarantees	154,335	140,302
- Without Preferred Collateral nor Counter-guarantees	1,395,928	1,719,403

Medium Risk	1,236,350	1,387,781
-With “A” Preferred Collateral and Counter-guarantees	18,804	11,560
-With “B” Preferred Collateral and Counter-guarantees	82,401	33,497
- Without Preferred Collateral nor Counter-guarantees	1,135,145	1,342,724

High Risk	1,609,951	1,402,702
-With “A” Preferred Collateral and Counter-guarantees	22,714	3,148
-With “B” Preferred Collateral and Counter-guarantees	72,671	8,971
- Without Preferred Collateral nor Counter-guarantees	1,514,566	1,390,583

Uncollectible	199,122	135,550
-With “A” Preferred Collateral and Counter-guarantees	2,187	52
-With “B” Preferred Collateral and Counter-guarantees	47,555	1,166
- Without Preferred Collateral nor Counter-guarantees	149,380	134,332

Uncollectible classified as such under regulatory requirements	1,830	2,351
-With “A” Preferred Collateral and Counter-guarantees	—	—
-With “B” Preferred Collateral and Counter-guarantees	—	—
- Without Preferred Collateral nor Counter-guarantees	1,830	2,351

TOTAL CONSUMER AND HOUSING PORTFOLIO	44,826,680	41,973,770
TOTAL GENERAL(1)	91,264,171	82,420,529

The preceding note includes the classification of loans using the debtor classification system of the Central Bank of the Argentine Republic (DCS). The forecasts and guarantees granted are not included,

(1) Conciliation with Statement of Financial Position:
Loans and other financing	84,919,410	78,791,903
Other debt securities	3,829,464	4,311,095
Computable items out of balance	2,515,297	(682,469)
plus allowances	5,440,650	3,452,603
plus IFRS adjusments non computable for DCS	390,884	307,406
less non deductible ítems for DCS	(8,325)	(8,359)
less Debt securities measured at amortized cost	(3,307,912)	(4,434,119)
Total	91,264,171	82,420,529

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING

As of September 30, 2019 and December 31, 2018 the concentration of leans and other financing  are the following:

	Loans and other financing
	09/30/2019		12/31/2018
Number of Clients	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	11,917,036	13.1%	10,741,399	13.0%
50 following largest customers	16,905,684	18.5%	12,720,768	15.4%
100 following largest customers	9,046,099	9.9%	7,164,839	8.7%
Rest of customers	53,395,352	58.5%	51,793,523	62.8%
TOTAL	91,264,171	100.0%	82,420,529	100.0%

SCHEDULE  D - BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING

As of September 30, 2019 the breakdown of leans and other financing  are the following:

		Remaining terms for maturity
Item	Past due portfolio	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Non-financial Public Sector	—	4,211	5,017	7,763	16,051	36,111	42,916	112,069
Financial Sector	—	2,584,049	307,981	17,725	21,678	57,240	—	2,988,673
Non-financial private sector and residents abroad	5,624,176	42,600,351	25,777,701	23,193,556	34,410,762	47,155,505	88,633,198	267,395,249
TOTAL	5,624,176	45,188,611	26,090,699	23,219,044	34,448,491	47,248,856	88,676,114	270,495,991

SCHEDULE H - CONCENTRATION OF DEPOSITS

As of September 30, 2019 and December 31, 2018  the concentration of deposits are the following:

	Deposits
	09/30/2019		12/31/2018
Number of customers	Placement Balance	% over total portfolio	Placement Balance	% over total portfolio
10 largest customers	24,125,656	23.6%	21,904,492	23.1%
50 following largest customers	15,549,596	15.2%	15,122,034	15.9%
100 following largest customers	5,873,037	5.8%	5,743,157	6.1%
Rest of customers	56,511,993	55.4%	52,136,331	54.9%
TOTAL	102,060,282	100.0%	94,906,014	100.0%

SCHEDULE I - BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS

As of September 30, 2019:

	Remaining terms for maturity
Item	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Deposits
Non-financial public sector	7,562,578	80,190	13,780	—	—	—	7,656,548
Financial sector	27,069	—	—	—	—	—	27,069
Non-financial private sector and residents abroad	88,058,794	5,653,866	4,393,911	177,216	2,581	—	98,286,368
Liabilities at fair value through profit and loss	—	—	—	—	—	—	—
Repo operations	318,280	—	—	—	—	—	318,280
Other financial liabilities	6,417,995	252,595	317,997	401,620	74,340	25,171	7,489,718
Financing received from the Argentine Central Bank and other financial institutions	759,637	8,006,172	1,136,048	367,661	593,972	455,940	11,319,430
Negotiable Obligations issued	3,889	5,759,699	2,930,727	3,279,760	2,391,418	2,891,730	17,257,223
Subordinated negotiable obligations	—	27,679	46,334	1,368,271	54,907	801,320	2,298,511
TOTAL	103,148,242	19,780,201	8,838,797	5,594,528	3,117,218	4,174,161	144,653,147

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of September 30, 2019 and December 31, 2018:

	Headquarters and branches	As of September	As of September 30, 2019 (per currency)				As of December
Items	in the country	30, 2019	Dollar	Euro	Real	Others	31, 2018
ASSETS
Cash and Due from Banks	14,109,694	14,109,694	13,285,884	713,011	13,312	97,487	16,358,427
Debt securities at fair value through profit or loss	723,061	723,061	723,061	—	—	—	2,792,749
Derivatives	—	—	—	—	—	—	13,405
Other financial assets	1,093,688	1,093,688	1,093,442	246	—	—	595,143
Loans and other financing	25,501,421	25,501,421	25,494,655	6,467	—	299	21,130,355
Other financial entities	117,146	117,146	117,146	—	—	—	—
Loans - Non-financial private sector and residents abroad	25,384,275	25,384,275	25,377,509	6,467	—	299	—
Other Debt Securities	32	32	32	—	—	—	1,039,824
Financial assets in guarantee	931,696	931,696	931,696	—	—	—	462,536
Investments in equity instruments	—	—	—	—	—	—	—
Other non-financial assets	189,632	189,632	189,632	—	—	—	149,192
TOTAL ASSETS	42,549,224	42,549,224	41,718,402	719,724	13,312	97,786	42,541,631

LIABILITIES
Deposits	26,589,336	26,589,336	26,043,700	545,636	—	—	31,319,494
Non-financial public sector	4,151,381	4,151,381	4,151,292	89	—	—	7,899,762
Financial sector	253	253	253	—	—	—	2,978
Non-financial private sector and foreign residents	22,437,702	22,437,702	21,892,155	545,547	—	—	23,416,754
Liabilities at fair value through profit or loss	—	—	—	—	—	—	152,886
Other financial liabilities	4,501,863	4,501,863	4,384,166	115,098	—	2,599	503,747
Financing received from the Argentine Central Bank and other financial institutions	9,107,562	9,107,562	9,095,179	12,383	—	—	6,789,700
Subordinated negotiable obligations	2,098,617	2,098,617	2,098,617	—	—	—	1,383,817
Other non-financial liabilities	103,781	103,781	103,750	31	—	—	514,782
TOTAL LIABILITIES	42,401,159	42,401,159	41,725,412	673,148	—	2,599	40,664,426

NET POSITION	148,065	148,065	(7,010)	46,576	13,312	95,187	1,877,205

SCHEDULE R - LOAN LOSS RISK PROVISIONS

The balance of loan loss risk provisions as of September 30, 2019 is presented below:

Items	Balance at 12/31/2018	Increases	Disabilities and direct charges	Balance at 09/30/2019
Other financial assets	654	40,483	(654)	40,483
Loans and other financing
Other financial entities	29,812	—	(1,678)	28,134
Non-financial private sector and residents abroad
Advances	115,439	348,337	(69,024)	394,752
Documents	244,573	526,043	(200,691)	569,924
Mortgage loans	56,881	207,746	—	264,626
Pledge loans	42,553	78,960	(126,850)	(5,337)
Personal loans	1,167,454	1,445,552	(1,550,155)	1,062,851
Credit cards	518,760	586,041	(491,002)	613,799
Financial lease	47,317	60,676	(26,968)	81,025
Others	1,129,267	1,812,071	(556,674)	2,384,666
Corporate securities (1)	74	5,216	—	5,290
Contingent commitments (2)	1,196	—	(759)	437
TOTAL	3,353,980	5,111,125	(3,024,455)	5,440,650

The line “Loan loss provisions” as per Income Statement, includes 601,490 in terms of direct result charges.

(1) Provisions for Corporate Securities do not apply to Loan loss provisions. Its counterparty is recorded in Interest Income.

(2) Provisions for Contingent Commitments do not apply to Loan loss provisions. Its counterparty is recorded in Other Operating Expenses.

Unaudited Separate Condensed Interim Financial Statements

For the nine month period ended on

September 30, 2019, presented on comparative basis

GRUPO SUPERVIELLE S.A.

UNAUDITED SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of September 30, 2019 and December 31, 2018

(Expressed in thousands of pesos)

	Notas y Schedules	09/30/2019	12/31/2018
ASSETS
Cash and due from banks	2 and 10	8,404	3,150
Cash		6	3
Financial institutions and correspondents
Other local and foreign financial institutions		8,398	3,147
Other financial assets	2 and 10	549,676	188,739
Other debt securities	10 and A	46,463	889,491
Investment in subsidiaries, associates and joint ventures	5	18,097,052	14,935,666
Property, plant and equipment	3	1,500	1,792
Intangible Assets	4	1,522,960	1,532,867
Tax Receivables		—	1,424
Other Non-financial assets		142,955	128,442
TOTAL ASSETS		20,369,010	17,681,571

LIABILITIES
Issued Negotiable Obligations		—	28,023
Tax payable		3,403	130,656
Deferred income tax liabilities		13,628	—
Other Non-Financial Liabilities		242,269	367,337
TOTAL LIABILITIES		259,300	526,016

SHAREHOLDERS’ EQUITY
Capital Stock		456,722	456,722
Paid in capital		8,997,297	8,996,882
Earnings Reserved		6,800,154	5,447,192
Retained earnings		—	(911,607)
Other comprehensive income		1,063,835	598,797
Net Income for the period		2,791,702	2,567,569
TOTAL SHAREHOLDERS’ EQUITY		20,109,710	17,155,555
TOTAL NET LIABILITIES AND SHAREHOLDERS’ EQUITY		20,369,010	17,681,571

The accompanying notes and schedules are an integral part of the Unaudited Separate Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the nine and three month period ended on September 30, 2019 and 2018

(Expressed in thousands of pesos)

		Accumulated at		For the three months period ended on
	Notes	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Interest income	6.1	41,393	51,497	4	51,432
Interest expenses	6.2	(1,016)	(6,516)	—	(2,592)
Net interest income		40,377	44,981	4	48,840
Net income from financial instruments at fair value through profit or loss	6.3	183,008	581,824	47,497	130,669
Exchange rate difference on gold and foreign currency		(2,054)	25,333	2,104	(6,328)
NIFFI And Exchange Rate Differences		180,954	607,157	49,601	124,341
Subtotal		221,331	652,138	49,605	173,181
Other operating income	6.4	109,254	145,409	51,576	69,259
Net operating income		330,585	797,547	101,181	242,440
Personnel expenses	6.5	(85,052)	(129,452)	(22,427)	(54,503)
Administration expenses	6.6	(88,551)	(83,194)	(33,027)	(27,875)
Depreciation and impairment of non-financial assets		(16,898)	(63)	(5,633)	(21)
Other operating expenses	6.7	(14,159)	(9,146)	(5,594)	(2,693)
Operating income		125,925	575,692	34,500	157,348
Profit of subsidiaries and associates	6.8	2,700,524	1,436,287	303,097	769,978
Income before taxes		2,826,449	2,011,979	337,597	927,326
Income tax		(34,747)	(151,242)	(36,552)	(59,938)
Net income of the period		2,791,702	1,860,737	301,045	867,388

The accompanying notes and schedules are an integral part of the Unaudited Separate Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the nine and three months period ended on September 30, 2019 and 2018

(Expressed in thousands of pesos)

	Accumulated at		For the three months period ended on
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
NUMERATOR
Net income for the period attributable to owners of the parent company	2,791,702	1,860,737	301,045	867,388
PLUS: Diluting events inherent to potential ordinary shares	—	—	—	—
Net income attributable to owners of the parent company adjusted by dilution	2,791,702	1,860,737	301,045	867,388

DENOMINATOR

Weighted average of ordinary shares	456,722	456,722	456,722	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect.
Weighted average of number of ordinary shares issued of the period adjusted by dilution effect	456,722	456,722	456,722	456,722

Basic Income per share	6.11	4.07	0.66	1.90
Diluted Income per share	6.11	4.07	0.66	1.90

The accompanying notes and schedules are an integral part of the Unaudited Separate Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the nine and three month period ended on September 30, 2019 and 2018

(Expressed in thousands of pesos)

	Accumulated at		For the three months period ended on
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Net income from the period	2,791,702	1,860,737	301,045	867,388
Components of Other Comprehensive Income not to be reclassified to profit or loss
Income of the period from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	464,312	235,239	430,320	9,328
Total Other Comprehensive Income not to be reclassified at the income of the period	464,312	235,239	430,320	9,328

Components of Other Comprehensive Income to be reclassified at the income of the period
Income of the period from financial instrument at fair value through changes in other comprehensive income	1,037	(1,861)	1,037	(3,132)
Income tax	(311)	558	(311)	940
Total Other Comprehensive loss to be reclassified at the income of the period	726	(1,303)	726	(2,192)
Total other comprehensive income	465,038	233,936	431,046	7,136

Total Comprehensive Income	3,256,740	2,094,673	732,091	874,524
Total comprehensive income attributable to parent company	3,256,740	2,094,673	732,091	874,524

The accompanying notes and schedules are an integral part of the Unaudited Separate Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the nine month period ended on September 30, 2019 and 2018

(Expressed in thousands of pesos)

						Other comprehensive income
Item	Capital Stock (Nota 9)	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total shareholders´ equity
Balances at December 31, 2018	456,722	8,996,882	91,344	5,355,848	1,655,962	582,380	16,417	17,155,555
Distribution of retained earnings by the shareholders’ meeting on April 26, 2019:
- Other reserves	—	—	—	1,352,962	(1,352,962)	—	—	—
- Dividend distribution	—	—	—	—	(303,000)	—	—	(303,000)
Paid in capital in subsidiaries	—	415	—	—	—	—	—	415
Net Income for the period	—	—	—	—	2,791,702	—	—	2,791,702
Other comprehensive income for the period	—	—	—	—	—	464,752	286	465,038
Balances as of September 30, 2019	456,722	8,997,297	91,344	6,708,810	2,791,702	1,047,132	16,703	20,109,710

						Other comprehensive income
Item	Capital Stock (Nota 9)	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total shareholders´ equity
Balances at December 31, 2017	456,722	8,997,178	72,755	3,181,084	1,525,452	131,040	5,344	14,369,575
Paid in capital in subsidiaries	—	(591)	—	—	—	—	—	(591)
Distribution of retained earnings by the shareholders’ meeting on April 24, 2018:
- Other reserves	—	—	18,589	2,174,764	(2,193,353)	—	—	—
- Dividend distribution	—	—	—	—	(243,706)	—	—	(243,706)
Net Income for the period	—	—	—	—	1,860,737	—	—	1,860,737
Other comprehensive income for thr period	—	—	—	—	—	211,328	22,608	233,936
Balances as of September 30, 2018	456,722	8,996,587	91,344	5,355,848	949,130	342,368	27,952	16,219,951

The accompanying notes and schedules are an integral part of the Unaudited Separate Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW

For the nine month period ended on September 30, 2019 and 2018

(Expressed in thousands of pesos)

	09/30/2019	09/30/2018
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the period before Income Tax	2,826,449	2,011,979

Adjustments to obtain flows from operating activities:
Results of associates and join ventures	(2,700,524)	(1,436,287)
Depreciation and impairment	16,898	63
Exchange rate difference on gold and foreign currency	2,054	(25,333)
Interests from loans and other financing	(41,393)	(51,497)
Interests from deposits and financing	1,016	6,516
Net income from financial instruments at fair value through profit or loss	(183,008)	(581,824)

(Increases) / decreases from operating assets:
Other debt securities	437,384	3,293,105
Other assets	(324,537)	(164,844)

Increases / (decreases) from operating liabilities:
Other liabilities	614,811	318,287
Income Tax paid	(147,259)	(59,037)

TOTAL OPERATING ACTIVITIES (A)	501,891	3,311,128

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of investments in subsidiaries	(183,971)	(1,406,361)
Contributions made to subsidiaries	(559,158)	(1,246,813)

TOTAL INVESTING ACTIVITIES (B)	(743,129)	(2,653,174)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Changes in investments in subsidiaries that do not result in control loss	415	(591)
Unsubordinated negotiable obligations	(29,039)	(7,365)
Dividends	(303,000)	(243,706)

TOTAL FINANCING ACTIVITIES (C)	(331,624)	(251,662)

EFFECT OF CHANGES IN THE EXCHANGE RATE (D)	(2,054)	25,333

TOTAL CHANGES IN CASH FLOW
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)	(574,916)	431,625
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR (NOTE 10)	816,023	156,128
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD (NOTE 10)	241,107	587,753

The accompanying notes and schedules are an integral part of the Unaudited Separate Condensed Interim Financial Statements,

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Separate Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

1.         ACCOUNTING STANDARDS AND BASIS OF PREPARATION OF THE UNAUDITED SEPARATE  FINANCIAL STATEMENTS

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is the investment in other companies. Its main income is given by the distribution of dividends of such companies and the raising of earnings of other financial assets.

The main investment of the Company accounts for the stake in Banco Supervielle S.A., a financial entity governed pursuant to Law N° 21,526 of Financial Statements and subject to provisions issued by the Argentine Central Bank, in virtue of which the entity has adopted valuation and disclosure guidelines pursuant to provisions included in Title IV, chapter I, Section I, article 2 of the Amended Text 2013 issued by the National Securities Commissions.

The issuance of these Unaudited Consolidated Condensed Interim Financial Statements as of the period ended on September 30, 2019, was passed by the Board of the Company over the course of its meeting held on November 7, 2019.

1.1. Adoption of International Financial Reporting Standards (IFRS)

The Central Bank of the Argentine Republic (BCRA), through Communications “A” 5541 and amendments, established the convergence plan towards the International Financial Reporting Standards (IFRS) issued by the International Financial Reporting Standards Board (IASB, for its acronym in English) and the interpretations issued by the Committee on Interpretations of International Financial Reporting Standards (IFRIC), for the entities under its supervision, for the periods beginning on or after January 1, 2018, with the exception of the application of point 5.5 “Impairment” of IFRS 9 “Financial Instruments” and of IAS 29 “Financial Information in Hyperinflationary Economies”.

(a) Impairment of financial assets

Through Communication “A” 6430, the B.C.R.A. established that the Financial Entities should begin to apply the provisions regarding the impairment of financial assets contained in point 5.5 of IFRS 9, beginning with the years beginning on January 1, 2020.

For this purpose, IFRS 9 provides for a model of expected credit losses, by which financial assets are classified into three stages of impairment, based on changes in credit quality since their initial recognition, which dictate how an entity measures losses due to impairment, impairment and applies the effective interest method.

Should the impairment model contemplated in point 5.5 of IFRS 9 be applied, the Entity’s equity and results would differ significantly from the balances currently reported.

In accordance with Communication “A” 6114, for the recognition of credit losses in these financial statements, the Bank has applied the “Minimum allowances for uncollectibility risk” rule set forth in the Liquidity and Solvency rules (LISOL 1) of the BCRA.

(b) Restatement for inflation of the financial statements

IAS 29 “Financial information in hyperinflationary economies” requires that the financial statements of an entity, whose functional currency is that of a high inflation economy, be expressed in terms of the current unit of measurement as of the closing date of the financial year that is reported, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items. These requirements also include the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered among which is a cumulative rate of inflation in three years that approximates or exceeds The 100%. It is for this reason that, according to IAS 29, the Argentine economy must be considered as high inflation starting on July 1, 2018.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, will not be restated. The remaining non-monetary assets and liabilities will be restated by a general price index.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Separate Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

The loss or gain from the net monetary position will be included in the net result of the reporting period, revealing this information in a separate line item.

Through Communication “A” 6651, the B.C.R.A. It established that the Financial Institutions should begin to apply the provisions on restatement for inflation of the financial statements as of the years beginning on January 1, 2020.Therefore, IAS 29 has not been applied in these financial statements.

The application of IAS 29 “Financial information in hyperinflationary economies” has general effects in these unaudited separate condensed interim financial statements affecting balances significantly, increasing the Group’s equity and its comprehensive income as of September 30, 2019 approximately to $22,252 and $(1,442) millions, respectively.

1.2. Basis of preparation

These undaudited separate condensed interim financial statements have been prepared in accordance with the Accounting Framework established by the B.C.R.A. described in Note 1.1., and in accordance with the provisions of IAS 34 “Intermediate Financial Information”. These unaudited consolidated condensed interim  financial statements do not include all the information required for a set of annual complete financial statements and, consequently, their reading is recommended together with the annual financial statements as of December 31, 2018.

a)         Going concern

As of the date of these unaudited separate condensed interim Financial Statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

b)         Unit of measure

This unaudited separate condensed interim financial statements of the Entity recognize the changes in the purchasing power   of the currency until February 28, 2003, having discontinued the adjustment for inflation, as of that date, as required by Communication “A” 3921 of the BCRA, taking considerations in Note 1.1.(b).

c)         New accounting standards, amendments and interpretations issued by the IASB that have been adopted by the Group

The Group has applied the following standard for the first time as of January 1, 2019:

IFRS 16 “Leases”: In January 2016, the IASB issued IFRS 16 “Leases”, which establishes the new lease transaction registration model. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. IFRS 16 requires the lessee to recognize the lease liability that reflects future lease payments and a right to use assets, for almost all lease agreements, with the exception of certain short-term leases and leases of asset Low value. The accounts of the lessors are maintained as indicated in IAS 17; however, it is expected that the new accounting model for lessees will impact the negotiations between landlords and tenants. Through the Com, “A” 6560 the B.C.R.A. introduced changes to the chart of accounts and information regimes as a consequence of the entry into force of said IFRS as of January 1, 2019. From the analysis of the contracts in force there have been no operations that should be considered as Leases under this standard.

d)         New accounting standards and amendments issued by the IASB that have not been adopted by the Group

As new IFRSs are approved, modifications or derogation from those in force and, once these changes are adopted through Circulars of Adoption of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the B.C.R.A. it will be issued about its approval for financial entities. In general, the early application of any IFRS will not be accepted, unless it is specifically defined at the time it is adopted.

The new published standards, modifications and interpretations are listed below, which still have not entered into force for financial years starting as of January 1, 2019, and have not been adopted in advance:

IFRS 17 “Insurance contracts”: In May 18, 2017, the IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Separate Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

into force for the financial years beginning as from November 1, 2021. The Company is evaluating the impact of the adoption of this new standard.

There are no other IFRS or IFRIC interpretations not yet effective and which are expected to have a significant impact on the Group.

1.3       Critical accounting policies and estimates

The accounting policies are consistent with those used in the financial statements as of December 31, 2018, except for the modification to the accounting policy for leases described in Note 1.2. (c).

The preparation of financial statements requires the Entity to make estimates and evaluations that affect the amount of the assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the year. In this sense, estimates are made to calculate, for example, provisions for uncollectible, useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the charge for income tax, , some labor positions and the contingency, labor, civil and commercial lawsuits. Actual future results may differ from the estimates and evaluations made at the date of preparation of these unaudited consolidated condensed interim financial statements.

2.              FAIR VALUES

The Group classifies fair values of financial instruments in three levels according to the quality of the data utilized for such classification.

Fair Value level 1:  The fair value of financial instruments in active markets (such as publicly negotiated derivatives, negotiable or available investments for sale) is based on market quotation prices as of report period date. The market prices utilized in financial assets held by the Group accounts for the current purchase price. These instruments are included in level 1.

Fair Value level 2: The fair value of financial instruments which are not negotiated in active markets, such as over-the-counter derivatives, is fixed by means of valuation techniques that maximize the use of observable information and relies the least possible on specific estimates of the Group. If all variables necessary for the definition of the fair value of a financial instrument are observable variables, such instrument is included in level 2.

Fair Value level 3: If one or more relevant variables are not based on market observable information, the instrument is included in level 3.

The portfolio of financial instruments held by the Group is detailed below, at the close of the period ended on September 30, 2019 and December 31, 2018:

Portfolio of instruments at 09/30/2019	Reasonable Value - Results	Amortized cost	Total
Assets
- Other financial assets	549,676	—	—
Total Assets	549,676	—	—

Portfolio of instruments at 12/31/2018	Reasonable Value - Results	Amortized cost	Total
Assets
- Other financial assets	188,739	—	—
Total Assets	188,739	—	—

Valuation Techniques

Valuation techniques to determine fair values include the following:

-        Market or quoted prices for similar instruments.

-        The estimated present value of instruments.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Separate Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

All fair value calculations are included in level 2. To such ends, the Entity utilizes valuation techniques through spot rate curves which calculate the yield upon market prices. They are detailed below:

- Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on the quotations of assimilable species (both in terms of issue, currency, and duration) in the active market ( MAE, Bolsar or secondary) through the linear interpolation of them. This technique has been used by the Entity to determine the fair value of the instruments issued by the BCRA and Treasury Bills without quotation at the end of this period.

- Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the price of a species by means of a model of risk value at theoretical price, estimating for this the volatility through market curves. The Entity has used this model to estimate prices in negotiable obligations or adjustable species by BADLAR rate or inflation.

The Group periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Pursuant to IFRS, in general terms, the residual value calculated for instruments at the beginning is given by the transaction price. If the transaction price differs from certain fair value, such difference will be recognized in the Income Statement in a proportional manner during the instrument duration.  As of September 30, 2019, no differences have been recorded with respect to the previous year.

Fair Value of Other Financial Instruments measured at amortized cost

The following describes methodologies and assumptions utilized to determine fair values of financial instruments that have not been recorded at fair value in these financial statements:

•           Assets which fair value is similar to that of the book value: For financial liquid assets and liabilities with short term maturity (less than three months), it has been determined that the book value is similar to the fair value.

•           Fixed rate financial instruments: The fair value of financial assets has been determined by discounting future fund flows at current offered market rates for each fiscal year for financial instruments of similar features.

•           For quoted assets and quoted debt issued at fair value, the fair value has been determined in accordance to market prices.

•           Other financial instruments: For financial liquid assets and liabilities with short term maturity, the fair value is deemed to be similar to that of the accounting value. Such assumption also applies to savings account deposits, current accounts and others.

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of September 30, 2019 and December 31, 2018:

Other Financial Instruments as of 09/30/2019	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from banks	8,404	8,404	8,404	—	—
Total Assests	8,404	8,404	8,404	—	—

Other Financial Instruments as of 12/31/2018	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from banks	3,150	3,150	3,150	—	—
Total Assests	3,150	3,150	3,150	—	—

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Separate Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

3.              PROPERTY, PLANT AND EQUIPMENT

	Gross carrying amount				Depreciation				Net carrying amount
Item	At the beginning of the year	Increases	Disposals	At the end of the period	At the beginning of the year	Aliquot	Of the period	At the end of the period	09/30/2019	12/31/2018
Vehicles	1,948			1,948	(156)	20%	(292)	(448)	1,500	1,792
Total	1,948			1,948	(156)		(292)	(448)	1,500	1,792

4.              INTANGIBLE ASSETS

	Gross carrying amount				Depreciation					Net carrying amount
Item	At the beginning of the year	Increases	Disposals	At the end of the period	At the beginning of the year	Useful life	Disposals	Of the period	At the end of the period	09/30/2019	12/31/2018
Goodwill	1,195,867	6,700	—	1,202,567	—	—	—	—	—	1,202,567	1,195,867
Relations with clients	254,465	—	—	254,465	(10,603)	16	—	(11,929)	(22,532)	231,933	243,862
Brand	72,348	—	—	72,348	—	—	—	—	—	72,348	72,348
Proprietary Software & Technology	24,948	—	—	24,948	(4,158)	4	—	(4,678)	(8,836)	16,112	20,790
Total	1,547,628	6,700	—	1,554,328	(14,761)		—	(16,607)	(31,368)	1,522,960	1,532,867

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Separate Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

5.              INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

					Issuers’ last Financial Statements
	Subsidiary	Class	Market Value/Nominal	Number	Main Activity	Capital Stock	Shareholders’ equity	Book value at 09.30.2019	Book value at 12.31.2018
	Banco Supervielle S.A.	Ord.	1	805,533,007	Commercial Bank	829,564	16,414,857	15,822,350	12,772,528
	Cordial Compañía Financiera S.A.	Ord.	1	12,847,878	Financial Company	256,958	2,434,320	121,697	63,026
	Sofital S.A.F.e.I.I.	Ord.	1	20,854,642	Financial operations and administration of securities	21,544	632,541	496,198	421,657
	Tarjeta Automática S.A.	Ord.	1	397,091,618	Promotion, spreading, creation, purchase-sale, professional services and other activities related with the creation and functioning of credit, debit and similar cards for the acquisition of all type of goods, products, services, or other type, processing clients’ accounts, Clearing and/or compensation among clients, and/or adhered entities and/or admitted in the system,	453,819	348,220	299,401	341,657
	Supervielle Asset Management S.A.	Ord.	1	1,336,915	Mutual Fund Management	1,407	157,666	147,969	172,707
	Espacio Cordial de Servicios S.A.	Ord.	1,000	1,273	Trading of products and services	1,340	225,340	177,736	278,646
	Supervielle Seguros S.A.	Ord.	10	1,393,391	Insurance company	1,625	816,466	758,132	500,088
	FF Fintech SUPV I	—	—	655,000	Financial Trust	30,817	40,207	40,207	25,106
	Micro Lending S.A.U.	Ord.	1	362,000,000	Financing investments	362,000	103,590	51,051	199,232
Invertir Online	InvertirOnline S.A.U	Ord.	2,400	2,400	Settlement and Clearing Agent	240	211,297	182,090	161,019
	InvertirOnline.Com Argentina S.A.U	Ord.	0,01	80,451,077	Representations	804	9,316
	Supervielle Broker de Seguros S.A.	Ord.	1	95,000	Insurance Broker	100	100	95	—
	Bolsillo Digital S.A.U	Ord.	1	100,000	Computer Services	100	100	126	—
Total investments in subsidiaries, associates and joint ventures								18,097,052	14,935,666

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Separate Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

6.              COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME:

	Accumulated at		For the three months period ended on
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
6.1 Interest income
Earned interests	11	3,670	4	3,605
Profit by government securities measure at amortized cost	41,382	47,827	—	47,827
	41,393	51,497	4	51,432
6.2 Interest expenses
Interest paid for overdraft	(1)	—	—	—
Expenses from NO issuance	(19)	(512)	—	(147)
Lost interest from NO issuance	(996)	(6,004)	—	(2,445)
	(1,016)	(6,516)	—	(2,592)

6.3 Net from financial instruments at fair value through profit or loss
Interests from Time Deposits	44,415	15,222	38,529	2,015
Income from Holding — MF	59,294	13,228	8,968	(7,934)
Income from Holding —Government Securities	79,299	508,178	—	136,588
Income from Hedge — Forward contract	—	45,196	—	—
	183,008	581,824	47,497	130,669
6.4 Other operating income
Subsidiaries’ advisory fees	63,666	48,846	21,222	16,282
Third parties’ advisory fees	918	2,415	211	846
Royalties	513	3,533	171	1,115
Other incomes	1,946	2,023	—	2,023
Revaluation of retirement insurance contributions	42,123	62,147	29,970	48,885
Gains from Tax credits provisions	—	25,902	—	—
Income from sale of shares	88	543	2	108
	109,254	145,409	51,576	69,259

6.5 Personnel expenses
Personnel expenses	85,052	129,452	22,427	54,503
	85,052	129,452	22,427	54,503

6.6 Administration expenses
Bank expenses	981	1,809	224	267
Professional fees	33,060	33,507	13,698	14,031
Fees to directors and syndics	29,052	18,786	11,306	5,662
Taxes, rates and contributions	9,316	16,075	2,111	2,537
Insurance	1,130	1,922	—	631
Expenses and office services	3,390	2,114	1,071	841
Other expenses	11,622	8,981	4,617	3,906
	88,551	83,194	33,027	27,875

6.7 Other operating expenses
Turnover tax from Service Activities	3,265	3,183	1,080	1,095
Turnover tax from Financial Activities	4,780	4,594	2,611	384
Tax credit prescription	153	—	—	—
Compensatory interests	618	156	35	1
Lost interests	5,343	1,213	1,868	1,213
	14,159	9,146	5,594	2,693

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Separate Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

	Accumulated at		For the three months period ended on
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
6.8, Results from associates and joint ventures
Results from equity investment in Banco Supervielle S.A	2,124,303	1,019,104	184,042	646,726
Results from equity investment in Cordial Compañía Financiera S.A.	(16,329)	(9,490)	10,236	(7,199)
Results from equity investment in Tarjeta Automática S.A.	(42,256)	(45,446)	119	(35,734)
Results from equity investment in Supervielle Asset Management S.A.	141,242	129,109	8,363	36,741
Results from equity investment in Espacio Cordial de Servicios S.A.	60,590	95,462	2,438	33,619
Results from equity investment in Supervielle Seguros S.A.	398,586	215,625	114,574	95,361
Results from equity investment in Sofital S.A.F. e I.I.	96,958	61,778	21,140	15,007
Results from equity investment in Micro Lending S.A.U.	(148,181)	(99,463)	(51,104)	(69,156)
Results from equity investment in InvertirOnline S.A. e InvertirOnline.Com Argentina S.A.	79,447	56,049	9,854	46,563
Results from equity investment in FF Fintech	6,164	13,559	3,435	8,050
	2,700,524	1,436,287	303,097	769,978

7.              RESTRICTED ASSETS

As of September 30, 2019 and December 31, 2018, the Group does not hold restricted assets,

8.              COMPANIES UNDER SECT, 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES

As of September 30, 2019 and December 31, 2018, corporations where Grupo Supervielle S,A, holds direct or indirect shares, and with which it consolidates its Financial Statements are the following:

				Percentage of direct participation		Percentage of direct and indirect participation
Company	Condition	Legal Adress	Principal Activity	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Commercial Bank	97.10%	97.03%	99.90%	99.89	%(1)
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320. C.A.B.A.. Argentina	Financial Company	5.00%	5.00%	99.90%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Credit Card	87.50%	87.50%	99.99%	99.99%
Supervielle Asset Management S.A.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Mutual Fund	95.00%	95.00%	100.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Real State	96.80%	96.80%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719/731. 1° Piso. Ciudad de Mendoza. Argentina	Retail Services	95.00%	95.00%	100.00%	100.00%

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Separate Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

				Percentage of direct participation		Percentage of direct and indirect participation
Company	Condition	Legal Adress	Principal Activity	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Supervielle Seguros S.A.	Controlled	Reconquista 320. 1° Piso. C.A.B.A.. Argentina	Insurance	95.00%	95.00%	100.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	San Martin 323. 11° Piso. C.A.B.A.. Argentina	Financial Broker	100.00%	100.00%	100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Controlled	San Martin 323. 11° Piso. C.A.B.A.. Argentina	Representations	100.00%	100.00%	100.00%	100.00%
Supervielle Broker de Seguros S.A.	Controlled	Reconquista 320. 1° Piso. C.A.B.A.. Argentina	Insurance Broker	95.00%	—	100.00%	—
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Computer Services	100.00%	—	100.00%	—

(1)              Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 99,87% as of 09/30/19 and 12/31/18,

As of January 16, 2018, Grupo Supervielle S.A. and Banco Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Cordial Compañía Financiera for an amount of 19,000 and 361,000 respectively. On January 24, 2018, CCF held an Ordinary Shareholders’ meeting by which it resolved to accept the contributions received on July 24, 2017, December 12, 2017 and January 16, 2018, and increase the capital stock in the amount of 56,751 with a paid in capital from 973,249.

On March 14, 2018, Grupo Supervielle S,A,, Banco Supervielle S,A, and Cordial Compañía Financiera made an irrevocable capital contribution in advance of future capital increases to Tarjeta Automática for an amount of 262,500, 30,000 and 7,500 respectively, On March 19, 2018, Tarjeta Automática S,A, held Ordinary Shareholders’ meeting by which it resolved to capitalize such contributions on September 20, 2017 and March 14, 2018 and increase the capital stock in the amount of 450,000.

On February 16, 2018, Grupo Supervielle S.A.´ s Board of Directors approved the set-up of Fideicomiso Financiero Finterch Supervielle I, aimed at the investment of new projects in financial technology and insurance technology for an amount of USD 3 million.

On May 14, 2018, Grupo Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Banco Supervielle S.A. for an amount of 861,000, On April 19, 2018, Banco Supervielle S.A. held Ordinary Shareholders’ meeting by which it resolved to capitalize contributions received increasing the capital stock in the amount of 27,578,475 with a paid in capital from 833,421.

On May 2, 2018 Grupo Supervielle S.A. has acquired Micro Lending S.A.U.

On May 24, 2018 Grupo Supervielle S.A. has acquired InvertirOnline S.A.U. e InvertirOnline,Com Argentina S.A.U.

On August 21, 2018 and November 12, 2018, the Board of Grupo Supervielle S.A. approved to make irrevocable contributions in advance of future capital increases in Micro Lending S.A.U., for 58,000 and 100,000, respectively. On November 12, 2018, Micro Lending S.A.U.,  held an Ordinary General Assembly in which it was decided to capitalize the contributions received, increasing the Social Capital by the sum of 158,000.

On November 21, 2018, the assembly of Banco Supervielle S.A. approved the capitalization of a contribution in kind made by Grupo Supervielle S.A. in the amount of $ 1,000,000. This capitalization was authorized by the Central Bank of the Argentine Republic on January 17, 2019, under the terms of Communication “A” 6304. As a result, the period for the

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Separate Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

exercise of the right to pre-emptive subscription and accretion as arranged by art, 194 of the General Law of Companies No. 19,550, the share capital was increased by 36,887,438 shares.

On December 17, 2018, Grupo Supervielle S.A. received a non-capitalized contribution refund in Invertir Online.com S.A. for 276.

On December 18, 2018, Grupo Supervielle S.A. made effective the capital contribution in kind of  200,000 to Micro Lending S.A.U., by virtue of what was authorized by the meeting of that company held on December 17, 2018, which resolved to raise the capital by 200,000,000 ordinary shares.

On December 21, 2018, “Supervielle Broker de Seguros S.A.” was created, which will have the exclusive purpose of carrying out the intermediation activity, promoting the conclusion of life, property and pension insurance contracts, advising insured and insurable persons, Grupo Supervielle S.A. owns 95% of the Share Capital.

On February 12, 2019, Banco Supervielle S.A. made an irrevocable contribution of capital to Cordial Compañía Financiera S.A. for 950,000, while Grupo Supervielle S.A. committed a capital contribution in cash and / or in kind for the sum of  50,000. On February 27, 2019, the assembly of Cordial Compañía Financiera S.A. resolved to capitalize said contributions, subject to the authorization of the Central Bank of the Argentine Republic in the terms of Communication “A” 6304, by virtue of the contribution in kind made by Grupo Supervielle.

On June 12, 2019, Grupo Supervielle S.A. made an irrevocable contribution of capital to Banco Supervielle S.A. for  475,000. On July 10, 2019, the assembly of Banco Supervielle S.A. resolved to capitalize contributions received increasing the capital stock in the amount of 21,345,787, through the issuance of up to 21,345,787 new Class B shares. The period of preferential subscription and accretion in accordance with article 194 of the Law 19,550, the capital increase amounted to $ 20,711,607, corresponding to issue 20,711,607 Class B shares (with an issue premium of $ 21,9340 per share), in favor of Grupo Supervielle SA as a contributing shareholder. This capital increase is being processed by the corresponding regulators.

On June 14, 2019, Grupo Supervielle S,A, and Banco Supervielle S,A, made an irrevocable contribution of capital to Cordial Compañia Financiera S,A, for 25,000 and 475,000 respectively, On July 10, 2019 the assembly of Cordial Compañía Financiera S,A, resolved to capitalize said contributions increasing the capital stock in the amount of 28,415,064 by issuing 28,415,064 new shares (with a paid in capital from 16,5963 per share). This capital increase is being processed by the corresponding regulators.

On July 24, 2019 “Bolsillo Digital S.A.U.” was created,  which will have the purpose of carrying out the design, programming and development of software, mobile phone applications, web pages and / or any other digital means for the marketing of products and services related to management and processing of payments made by and in favor of third parties. Grupo Supervielle S.A. owns 100% of the Share Capital.

The following describes Controlled Companies’ shareholders’ equity and results:

	As of September 30, 2019 — In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	154,939,049	138,524,192	16,293,141	2,247,147
Cordial Compañía Financiera S.A.	8,289,276	5,854,957	2,434,319	(326,557)
Tarjeta Automática S.A.	461,270	113,050	348,220	(202,993)
Supervielle Asset Management S.A.	211,725	54,059	157,666	116,142
Sofital S.A. F. e I.I.	635,698	3,157	632,541	93,007
Espacio Cordial de Servicios S.A.	380,239	155,658	224,581	2,016
Micro Lending S.A.U.	284,654	181,064	103,590	(215,031)
InvertirOnline.Com Argentina S.A.U. (2)	15,780	6,464	9,316	(2,363)
InvertirOnline S.A.U. (3)	1,891,088	1,679,791	211,297	(14,114)
Supervielle Seguros S.A.	1,788,237	971,791	816,466	93,935

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Separate Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

(1)         The net equity and the net result attributable to the owners of the parent company are reported,

(2)         Corresponds to the Financial Statements of InvertirOnline,Com Argentina S.A.U., as of December 31, 2018,

(3)         Corresponds to the Financial Statements of InvertirOnline S.A.U. as of August 31, 2019.

	As of December 31, 2018 — In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	137,186,230	123,937,707	13,185,479	1,670,515
Cordial Compañía Financiera S.A.	8,153,920	6,893,044	1,260,876	(614,617)
Tarjeta Automática S.A.	494,076	93,767	400,309	(291,194)
Supervielle Asset Management S.A.	241,395	59,560	181,835	157,504
Sofital S.A. F. e I.I.	668,263	23,684	644,579	12,916
Espacio Cordial de Servicios S.A.	414,158	98,073	316,085	83,205
Micro Lending S.A.U.	523,434	292,038	231,396	(255,417)
InvertirOnline.Com Argentina S.A.U.	15,780	6,464	9,316	(2,363)
InvertirOnline S.A.U. (2)	825,645	677,663	147,982	62,525
Supervielle Seguros S.A.	950,527	402,105	548,422	190,892

(1)         Corresponds to the Shareholders´Equity and Net Income attributable to parent company,

(2)         Corresponds to the Financial Statement of InvertirOnline S.A.U. as of November 30, 2018,

As of September 30, 2019 balances with Grupo Supervielle S.A’s controlled are as follows:

Assets	09/30/2019
Current Assets
Cash and due from banks
Banco Supervielle S.A.	1,522
InvertirOnline S.A.U. Cta. Cte.	3,775
5,297

Other debt securities
Time Deposits - Cordial Compañía Financiera S.A.	316,110
316,110
Other receivables
Cordial Compañía Financiera S.A.	816
Tarjeta Automática S.A.	48
864
Liabilities
Current Liabilities
Other non financial liabilities
Invoices for rental and shared services - Banco Supervielle S.A	174
Pending contributions — Supervielle Broker de Seguros S.A.	71
Provisions - Banco Supervielle S.A.	71
316

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Separate Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

As of September 30, 2019 and 2018, results with Grupo Supervielle S.A’s controlled are as follows:

	09/30/2019	09/30/2018
Results
Interest income
Interests from current accounts — Banco Supervielle S.A.	11	7
Interests from loans - Micro Lending S.A.U.	—	3,663
	11	3,670
Interest expense
Interests from current accounts — Banco Supervielle S.A.	1	—
	1	—

Other operating income
Banco Supervielle S.A.	56,889	43,650
Sofital S.A.F. e I.I.	63	45
Supervielle Asset Management S.A.	612	465
Tarjeta Automática S.A.	180	141
Cordial Compañía Financiera S.A.	6,066	7,230
Espacio Cordial de Servicios S.A.	369	660
	64,179	52,191
Administrative expenses
Bank expenses — Banco Supervielle S.A.	(895)	(1,902)
Rent — Banco Supervielle S.A.	(2,723)	(1,701)
Legal and accounting consultancy services- Banco Supervielle S.A.	(360)	(360)
Fees for market operations - InvertirOnline S.A.U.	(109)	(1,863)
	(4,087)	(5,826)

Net income from financial instruments at fair value through profit or loss
Income from forward contracts — Banco Supervielle S.A.	—	45,196
Interest from time deposits — Cordial Compañía Financiera S.A.	41,331	169
Interest from time deposits — Banco Supervielle S.A.	3,083	15,053
	44,414	60,418

9.              CAPITAL STOCK

As of September 30, 2019 and 2018 the corporate capital stock is the following:

Capital Stock	Nominal Value	Approved by
Capital stock as of 12/31/2016	363,777
Increase in Capital Stock	92,945

Board of Directors minutes of June 14, 2017, Extraordinary General Shareholders’ Meeting held on July 7, 2017 and Board of Directors minutes of July 11, 2017, Minutes of Subdelegates dated September 12 and 15, 2017

Capital stock as of 09/30/2018	456,722
Capital stock as of 09/30/2019	456,722

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank,

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Separate Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

10.       STATEMENT OF CASH FLOW AND CASH EQUIVALENTS

Total cash in Cash and due from banks and Investments, not exceeding 90 days recorded are considered cash and equivalent of cash as specified below:

	09/30/2019	12/31/2018	09/30/2018	12/31/2017
Cash and due from banks	8,404	3,150	3,208	17,171
Other financial assets	232,703	181,791	172,691	138,957
Other debt securities	—	631,082	411,854	—
Cash and cash equivalents	241,107	816,023	587,753	156,128

Conciliation between balances of Statement of Financial Position and items considered Cash and cash equivalents as specified below:

Items	09/30/2019	12/31/2018	09/30/2018	12/31/2017
Cash and due from banks
As per Statement of Financial Position	8,404	3,150	3,208	17,171
As per Statement of Cash Flow	8,404	3,150	3,208	17,171
Other financial assets
As per Statement of Financial Position	549,676	188,739	172,691	138,957
Other financial assets not considered cash equivalent	(316,973)	(6,948)	—	—
According to Cash Flow Statement	232,703	181,791	172,691	138,957
Other debt securities
As per Statement of Financial Position	46,463	889,491	1,933,055	4,182,846
Other debt securities investments not considered cash equivalent	(46,463)	(258,409)	(1,521,201)	(4,182,846)
As per Statement of Cash Flow	—	631,082	411,854	—

11.       ECONOMIC CONTEXT IN WHICH THE GROUP OPERATES

The Group operates in a complex economic context, whose main variables have been strongly volatile both at a national and international level.

The following circumstances are taken into account at a national level:

•   The first semester of the year recorded a 2.5% fall in GDP year-to-year.

•   Accrued inflation between January 1, 2019 and September 30, 2019 amounted to 37.7%.

•   The significant devaluation of the peso as from August produced and unexpected dollar deposit outflow from the financial system (thus the fall in reserves of the Argentine Central Bank) and an increase in the reference interest rate above 74%.

In face of the aforementioned events, the government decided to implement certain measures, among which the following:

•                                Limits in the acquisition of foreign currency.

•                                Specific terms to enter and settle exports.

•                                Prior authorization to be issued by the Argentine Central Bank to set up external assets for companies.

•                                Prior authorization to be issued by the Argentine Central Bank for the payment of debts to foreign related companies related.

•                                Deferring of the payment of certain government debt instruments.

•                                Control of fuel prices.

This volatility and uncertainty context remain as of the issuance of these financial statements.

The Group’s Board is permanently controlling the evolution of variables that affect its business in virtue of the definition of its course of action and identification of potential impacts on its equity and financial situation. The Group’s financial statements must be read in virtue of these circumstances.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Separate Condensed Interim Financial Statements

As of September 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

12.       SUBSEQUENT EVENTS

There are no events or operations that occurred after September 30, 2019 that could materially affect the equity situation or the results of the Group as of the closing date of this period.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos)

SCHEDULE A — OTHER DEBT SECURITIES

	HOLDING
Item	Balance at 09/30/19	Balance at 12/31/18
Del País

LTPA9 — Treasury Bill $ - Mat. 04/30/2019	—	258,008
LTPE9 — Treasury Bill $ - Mat. 01/31/2019	—	518,968
LTPA9 — Treasury Bill $ - Mat. 04/30/2019	—	401
LTPE9 — Treasury Bill $ - Mat. 01/31/2019	—	112,114
S13S9 — Capitalizable Treasury Bills $ - Mat. 03/11/2020	46,463	—

Total other debt securities	46,463	889,491
Total	46,463	889,491

SCHEDULE L — ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Items	Headquarters and branches in the country	As of September 30, 2019	As of September 30, 2019 (per currency)	As of December 31, 2018
			Dollar
ASSETS
Cash and Due from Banks	6,981	6,981	6,981	2,129
Other financial assets	176,464	176,464	176,464	143,932
Other non-financial assets	140,811	140,811	140,811	123,391
TOTAL ASSETS	324,256	324,256	324,256	269,452

LIABILITIES
Other non-financial liabilities	219,151	219,151	219,151	345,951
TOTAL LIABILITIES	219,151	219,151	219,151	345,951

NET POSITION	105,105	105,105	105,105	(76,499)

GRUPO SUPERVIELLE S.A.

Additional Information pursuant to Art, 12, Chapter III, Title IV of standards issued by the National Securities Commission

For the nine months period started on January 1, 2019 and ended on September 30, 2019,

presented on comparative basis,

(Expressed in thousands of pesos)

NOTE 1:                                            SPECIFIC JURIDICAL AND SIGNIFICANT REGIMES IMPLYING CONTINGENT DECAYS OR REBIRTHS OF BENEFITS INCLUDED IN SUCH REGULATIONS,

None.

NOTE 2:                                            SIGNIFICANT CHANGES IN CORPORATE ACTIVITIES OR OTHER SIMILAR EVENTS RECORDED DURING THE PERIODS INCLUDED IN THE FINANCIAL STATEMENTS THAT IMPACT ON THEIR COMPARABILITY WITH THOSE STATEMENTS SUBMITTED IN PREVIOUS PERIODS OR MAY IMPACT ON THEIR COMPARABILITY WITH THOSE STATEMENTS TO BE SUBMITTED IN FUTURE PERIODS,

None.

NOTE 3:                                            CLASSIFICATION OF RECEIVABLE AND DEBT BALANCES

There have been no changes in relation to what is stated in the Financial Statements as of December 31, 2018.

NOTE 4:                                           CLASSIFICATION OF RECEIVABLES AND DEBTS IN VIRTUE OF THEIR FINANCIAL EFFECTS

There have been no changes in relation to what is stated in the Financial Statements as of December 31, 2018.

NOTE 5:                                           BREAKDOWN OF CAPITAL SHARE ON COMPANIES STATED ON ART, 33 GENERAL LAW OF COMPANIES

See Note 8 to the Unaudited Separate Condensed Interim Financial Statements.

NOTE 6:                                            RECEIVABLES OR LOANS TO DIRECTORS OR SYNDICS AND THEIR RELATIVES UP TO A SECOND DEGREE INCLUDED

As of September 30, 2019 and December 31, 2018, no receivables or loans to directors or syndics and their relatives up to a second degree were recorded.

NOTE 7:                                            INVENTORIES

As of September 30, 2019 and December 31, 2018 the Group did not have inventories.

NOTE 8:                                            MARKET VALUE

There have been no changes in relation to what is stated in the Financial Statements as of December 31, 2018.

NOTE 9:                                            PREMISES AND EQUIPMENT

There have been no changes in relation to what is stated in the Financial Statements as of December 31, 2018.

NOTE 10:                                     EQUITY INVESTMENTS

The Company’s corporate purpose is to carry out financial and investment activities; therefore, it is not bound by Art, 31 of  General Law of companies equity investments.

GRUPO SUPERVIELLE S.A.

Additional Information pursuant to Art, 12, Chapter III, Title IV of standards issued by the National Securities Commission

For the nine months period started on January 1, 2019 and ended on September 30, 2019,

presented on comparative basis,

(Expressed in thousands of pesos)

NOTE 11:                                     RECOVERABLE AMOUNTS

There have been no changes in relation to what is stated in the Financial Statements as of December 31, 2018.

NOTE 12:                                     INSURANCE

As of September 30, 2019 and December 31,2018, the Company did not record tangible assets to be ensured.

NOTE 13:                                     NEGATIVE AND POSITIVE CONTINGENCIES

a)                 Components considered for the calculation of provisions which balances, considered individually or in aggregate, exceed two percent of shareholders’ equity: none.

b)                 Contingent situations as of the date of Financial Statements with a probability of occurrence more than remote, and not recorded:

As of September 30, 2019 and December 31, 2018, there were no contingent situations with more than remote probability of occurrence and not recorded in the balance sheet.

NOTE 14:                                     IRREVOCABLE CONTRIBUTIONS IN ADVANCE OF FUTURE CAPITAL INCREASES

a)                 Status of procedure for its capitalization:

As of September 30, 2019 and December 31, 2018, no balances of irrevocable contributions in advance of future capital increases were recorded.

b)                 Cumulative and unpaid dividends of preferred stock:

As of September 30, 2019 and December 31, 2018, no cumulative unpaid dividends of preferred stock were recorded.

NOTE 15:                                  RESTRICTIONS ON RETAINED EARNINGS DISTRIBUTION

See Note 13.6 to the unaudited consolidated condensed interim financial statement.

GRUPO SUPERVIELLE S,A,

INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2019

(IN THOUSANDS OF PESOS)

BRIEF DESCRIPTION OF THE BUSINESS AND EVOLUTION OF OPERATIONS

The Company is focused on gaining a leading position in the local financial business by offering innovative, inclusive and accessible financial services, Its strategy, deployed by its different companies (banking and non-banking) enables the access to every population segment with the required product offer, service model and risk/reward relationship required.

The result of the period ended on September 30, 2019, yields a profit of 2,791,702, which represents a return on average net worth of 20,4%, This result was originated, mainly, by the results of our investments in companies.

On April 26, 2019, the Ordinary General Shareholders’ Meeting approved the following distribution of the results of the 2018 fiscal year, which had shown a profit of $ 2,567,569, by adoption of the International Financial Reporting Standards from January 1, 2018, adjustments were made to results of previous years in the amount of $ (911,607), which leaves a net result of outstanding profits of $ 1,655,962:

*       Dividends in cash: 303,000

*       Other reserve: 1,352,962

Grupo Supervielle S.A. is the parent company of the economic group and As of September 30, 2019 and December 31, 2018, recorded the following direct and indirect equity investments in its subsidiaries:

		Interest in capital stock
Company	Main Activity	09/30/2019	12/31/2018
Banco Supervielle S.A.	Commercial Bank	99,90%	99,89%
Cordial Compañía Financiera S.A.	Financial Company	99,90%	99,90%
Tarjeta Automática S.A.	Credit Card and Consumer Loans	99,99%	99,99%
Supervielle Asset Management S.A.	Asset management company	100,00%	100,00%
Sofital S.A.F. e I.I.	Financial operations and administration of marketable securities	100,00%	100,00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100,00%	100,00%
Supervielle Seguros S.A.	Insurance Company	100,00%	100,00%
Micro Lending S.A.	Financing investments	100,00%	100,00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100,00%	100,00%
InvertirOnline.Com Argentina S.A.U.	Representations	100,00%	100,00%
Supervielle Broker de Seguros S.A.	Insurance Broker	100,00%	—
Bolsillo Digital S.A.U.	Computer Services	100,00%	—

GRUPO SUPERVIELLE S,A,

INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2019

(IN THOUSANDS OF PESOS)

BRIEF DESCRIPTION OF RELATED COMPANIES

Banco Supervielle (“The Bank”) entered the Argentine financial services industry in 1887 and maintain a leading competitive position in certain attractive market segments, The bank is the main subsidiary of Grupo Supervielle S,A, a holding company, The bank offered financial products and services that are specifically tailored to cover the different needs of our customers through a multi-brand and multi-channel platform, As of September 30, 2019, the Bank infrastructure supports the multi-channel distribution strategy with a strategic national footprint through 283 access points, which include 182 bank branches, 78 of these bank branches are fully dedicated to serve senior citizens, 22 banking payment and collection centers and 79 CCF sales points located in Walmart supermarkets and 526 ATMs, 217 self-service terminals and 180 Cash Dispensers with biometric identification, Moreover, the Bank offered financial services through 35 consumer financing branches of Tarjeta and other points of sale, 7 Mila’s customer support offices, completing a network of 600 car dealer, As of September 30, 2019, the Bank records 154,939,049 worth assets and shareholders’ equity attributable to parent company of 16,414,857, Net income recorded in the nine months period ended on September 30, 2019 amounted to 2,247,147 which mainly resulted from the financial margin and the service margin.

Cordial Compañía Financiera S.A. is a financial service firm, subject to regulations issued by the Central Bank of the Argentine Republic, whose main business is made up by credit card and loan granting and the sale of insurance policies in Walmart Argentina’s outlets. As of September 30, 2019, recorded negative results of 326,557.

Tarjeta Automática S.A.’s main activity includes the issuance and administration of credit cards and consumption loans. The period ended on September 30, 2019, recorded negative results of 202,993. In November 2012, Tarjeta Automática started to market credit cards, personal loans and insurance policies on account and behalf of Cordial Compañía Financiera S.A., collecting a monthly fee for such services.

Supervielle Asset Management S.A. is focused on the promotion, instruction and administration of investment mutual funds pursuant to Law 24,083, its Ruling Decree and any other legal or ruling standard addressing such activities. At present, the company records 13 active funds. As of September 30, 2019, earnings amounted to 116,142.

Sofital S.A.F. e I.I. is a company whose main activity includes financial operations and the administration of marketable securities. As of September 30, 2019, earnings amounted to 93,007.

Espacio Cordial de Servicios S.A. is a company focused on the trading of all kinds of goods and services related to insurance, tourism, health plans and/or services and other goods and services. As of September 30, 2019, earnings amounted to 2,015.

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., records shareholders equity for 816,446 and assets for 1,788,237. As of September 30, 2019, earnings amounted to 93,935.

Micro Lending S.A., specializes in the financing of pledge credits, particularly used cars. As of September 30, 2019, recorded negative results of 215,031.

InvertirOnline S.A.U., is a specialized online trading platform, which occupies a leading position among the top five in the online Broker segment in Argentina, and a reference in the Fintech sector in the country, InvertirOnline S.A.U obtained negative results of 14,114 and InvertirOnline.Com Argentina S.A.U. it obtained negative results of 2,363, according to its financial statements as of August 31, 2019 and December 31, 2018, respectively.

GRUPO SUPERVIELLE S,A,

INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2019

(IN THOUSANDS OF PESOS)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS.

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Statement of Financial Position	09/30/2019	12/31/2018
Total Assets	159,815,806	141,115,541
Total Liabilities	139,688,658	123,945,364
Changes in Shareholders’ Equity	20,127,148	17,170,177
Total Liabilities plus Changes in Shareholders’ Equity	159,815,806	141,115,541

Income Statement	09/30/2019	09/30/2018
Net income from interest	4,112,716	8,439,218
Net income from commissions	4,497,241	3,393,536
Net income before income tax	2,198,211	2,504,033
Net income of the period - Earnings	3,256,740	2,094,673

Consolidated Cash Flow Statement	09/30/2019	09/30/2018
Total operating activities	1,997,829	18,275,743
Total investment activities	(580,795)	(2,015,032)
Total financing activities	2,009,450	9,005,595
Effect of changes in exchange rate	669,962	300,944
Net increase in cash and cash equivalents	4,096,446	25,567,250

GRUPO SUPERVIELLE S,A,

INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2019

(IN THOUSANDS OF PESOS)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, comparative to the previous period:

Indicators (figures in thousands of pesos)	09/30/2019	12/31/2018

Liquidity	50.04%	49.50%
- Cash and cash equivalents (*1)	51.073,004	46,976,558
- Deposits	102.060.282	94,906,014

Solvency	14.41%	13.85%
- Shareholders Equity	20,127,148	17,170,177
- Total Liabilities	139,688,658	123,945,364

Immobilization of Capital	6.87%	3.88%
-Immobilized Assets (*2)	10,972,954	5,474,200
-Total Assets	159,815,806	141,115,541

ROE (*3)	20.4%	16.5%

(*1) Including cash, listed corporate and government securities and mutual funds shares,

(*2) Including the following items: Equity Investments, Miscellaneous Receivables, Premises and Equipment, Miscellaneous Assets, Intangible Assets and unallocated items,

(*3) Calculated on a daily basis,

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission,

GRUPO SUPERVIELLE S,A,

INFORMATIVE REVIEW AS OF SEPTEMBER  30, 2019

(IN THOUSANDS OF PESOS)

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The Argentine Central Bank, through Communication “A” 5541 and its amendments set the Implementation Plan for Convergence towards International Financial Report Standards (IFRS) issued by International Accounting Standards Board (IASB)  and interpretations issued by the International Financial Reporting Standards Committee (IFRSC), for entities under its supervision, except for the application of section 5.5, (detriment of value) of IFRS 9 “Financial Instruments” and IAS 29 (which determines the obligatory restatement of financial statements in accordance with the detailed in note 1.2.b), for financial years started on January 1, 2018, Likewise, entities shall prepare their opening Financial Statements as from January 1, 2017 to be used as comparative base of the financial year to start on January 1, 2018, which will be the first Financial Statements submitted under these standards as of March 31, 2018.

In turn, pursuant to Article 2, Chapter I, Section I, of Title IV of the modified text issued by the National Securities Commission, issuing entities, whose main assets are made up by investments in financial entities or insurance companies, are exempted from submitting their Financial Statements under IFRS and may choose their submission in accordance with the provisions issued by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for the aforementioned requirements, the following is set out:

•                 Grupo Supervielle S.A.’s corporate purpose is, exclusively, the realization of financial and investment activities;

•                 the investment in financial entities and in the insurance company accounts for 82,0% of Grupo Supervielle S.A.’s assets, being the main assets of the Group,

•                 85,2% of Grupo Supervielle S.A.’s incomes come from its equity investments in financial entities’ and insurance company results,

•                 Grupo Supervielle S.A. holds 99,90% direct and indirect stock investments in Banco Supervielle S.A. a 99,90% of Cordial Compañía Financiera S.A., and a 100% of Supervielle Seguros S.A., resulting in the Group’s control in those entities,

PERSPECTIVES

For the financial year 2019, Grupo Supervielle expects to keep its contribution to the Argentine economy evolution and growth through its credit origination.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: November 27, 2019	By:	/s/ Alejandra Naughton
Name: Alejandra Naughton
Title: Chief Financial Officer